File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of

proposed issues of

debt securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: February 26, 2025

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA with respect to proposed issues of debt securities of the Inter-American Development Bank (hereinafter referred to as the “Bank”). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the “Information Statement”), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1.	Description of Securities

Not yet known. When the terms of an offering of any securities are established, such securities will be described in a Prospectus. Same for Items 2 – 6 below.

Item 2.	Distribution of Securities

Not yet known.

Item 3.	Distribution Spread

Not yet known.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5.	Other Expenses of Distribution

Not yet known.

Item 6.	Application of Proceeds

Not yet known.

Item 7.	Exhibit

Information Statement, dated February 26, 2025.

Information Statement

Inter-American Development Bank

The Inter-American Development Bank (Bank or IDB or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The terms, conditions and other details of debt securities being offered at any particular time will be set forth in a prospectus and various incorporated or supplemental documents thereto.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2024, and all amounts are expressed in United States dollars.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the IADB at 1300 New York Avenue, N.W., Washington, D.C. 20577, Attention: Finance Department, e-mail: InvestorRelations@iadb.org.

The Information Statement is also available on the IADB’s website at https://www.iadb.org/en/how-we-can-work-together/public-sector/financing-solutions/financial-information. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

February 26, 2025

INFORMATION STATEMENT	2

SUMMARY INFORMATION

The Inter-American Development Bank (Bank or IDB or IADB) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement) and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The mission of the IADB is to contribute to the acceleration of the process of economic and social development of the regional developing member countries, individually and collectively. The Bank’s objectives are to reduce poverty and inequality, address climate change, and bolster sustainable regional growth. The IADB’s current operational focus areas include: (i) biodiversity, natural capital, and climate action; (ii) gender equality and inclusion of diverse population groups; (iii) institutional capacity, rule of law, and citizen security; (iv) social protection and human capital development; (v) sustainable, resilient, and inclusive infrastructure; (vi) productive development and innovation through the private sector; and (vii) regional integration. These focus areas support advancement on all seventeen United Nations Sustainable Development Goals (SDGs).

The primary activities of the Bank are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB’s Ordinary Capital.

Recent market updates

In 2024, Latin American and Caribbean (LAC) economies grew by 2.4%. Labor markets in the region remained robust, as evidenced by low unemployment rates, while both current and expected inflation rates converged to pre-pandemic levels, reflecting the easing of global inflationary pressures, including the stabilization of commodity prices. For 2025, LAC is projected to grow by 2.5%, signaling a stabilization in growth rates that aligns with global trends. According to the IMF, global growth in 2025 is expected to remain steady at 3.3% in the coming years, consistent with rates observed in 2023 and 2024.

Central banks in advanced economies began lowering policy rates in the second half of 2024, with the U.S. cutting rates by 100 basis points and an additional 50-basis-point reduction anticipated in 2025. Conversely, LAC central banks began reducing rates well ahead of their advanced economy counterparts but moderated the pace of monetary easing in 2024 due to renewed inflationary pressures. These pressures arose from domestic factors such as fiscal uncertainty, robust economic activity in certain countries, and extreme weather events that further increased local food prices.

Geopolitical risks continue to weigh heavily on the economic outlook, particularly concerning the trajectory of global interest rates and disruptions to global value chains amid persistent trade tensions, which could hinder growth and push prices higher.

The Bank remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. Management expects Bank approvals during 2025 of approximately $16 billion and disbursements of approximately $12 billion.

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk-weighted) assets through a long-term financial planning process, which is run every year. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility and it regularly assesses financial resiliency through stress testing. Capital and liquidity metrics remained within their respective policy thresholds.

The new Institutional Strategy “Transforming for Scale and Impact.”

At the 2024 Annual Meeting, the Board of Governors (BoG) approved the new Institutional Strategy (the Strategy) for the Bank, which sets the Bank’s strategic direction through 2030. The Strategy is accompanied by a set of reforms to transform the IDB to achieve greater scale and impact, which are aligned with the global discussions around Multilateral Development Banks (MDB) reform. Progress towards the implementation of the Bank’s Institutional Strategy will be measured by a new Impact Framework with key performance indicators and targets to guide the IDB.

The BoG also approved the proposal for a new replenishment of the Multilateral Investment Fund (IDB Lab). The new replenishment is structured as a multi-source funding model that involves direct contributions by participating donors, matched at the aggregate level by transfers from the Bank on behalf of its member countries.

INFORMATION STATEMENT	3

Operating Income

Income before net fair value adjustments on non-trading portfolios and foreign currency transactions, Other components of net pension benefit costs and Board of Governors approved transfers, which is defined as “Operating Income” in this Information Statement, totaled $1,008 million in 2024. See the “Financial results” section on page 12 for further discussion.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into: i) paid-in capital stock of $6,039 million, ii) additional paid-in capital of $5,815 million transferred from the Fund for Special Operations (FSO), and iii) callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. Retained earnings totaled $27,730 million at the end of the year. In 2024, the Bank issued the Callable Capital of the Inter-American Development Bank report, to provide greater clarity and transparency to the usage of callable capital. See the “Capital Adequacy Framework (CAF) Recommendations” section for further Information.

The IADB’s Capital Adequacy Policy (CAP) includes a Capital Adequacy Policy Mandate (Mandate) and regulations. The Mandate, approved by the Board of Governors requires the IADB to maintain its Triple-A rating with all major credit rating agencies and establish capital buffers(1), to permit assumption of financial risks in times of stress, while preserving the IADB’s lending capacity. The CAP establishes capital requirements for credit and market risks related to lending and treasury operations as well as capital requirements for retirement and postretirement obligations and operational risks.

The IADB’s capital adequacy ratio was as of December 31, 2024, and during the whole year within the parameters established by its CAP.

Borrowings: The IADB issues debt securities in various currencies, maturities, formats and structures to meet investor demand and achieve diversification of funding sources. Outstanding borrowings of $111,936 million, before swaps, were denominated in 19 currencies and included $3,314 million of short-term borrowings at December 31, 2024.

The Bank uses a non-risk based leverage limit based on the Debt-to-Equity ratio to complement the risk based capital constraint. As of December 31, 2024, the Debt-to-Equity ratio equaled 3.1 (See Table 17).

During 2024 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

Developmental Assets

Developmental assets include loans, guarantees and debt securities. At December 31, 2024, approximately 97% of the outstanding developmental assets are sovereign-guaranteed (SG).

Loans: The IADB’s principal earning asset is its loan portfolio which amounted to $115,812 million as of December 31, 2024.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of SG loans to borrowers other than national governments or central banks, the IADB requires a joint and several guarantee engaging the full faith and credit of the national government.

As a matter of policy, the IADB does not renegotiate nor reschedule its SG loans. IADB suspends loan disbursements and does not approve new loans to borrowers in the same country once payment arrears exceed 30 days. The loan portfolio to such countries is placed in nonaccrual status if the payment arrears exceed 180 days. Since its formation in 1959, the IADB has not written off, and has no expectation of writing off, any SG loans. See the “Non-performing loans” section for further information.

As of December 31, 2024, and during 2024, only one country was classified on non-accrual status (Venezuela). The total amount of Venezuela’s SG operations in payment arrears amounted to $1,908 million, including interest and fees, from which $1,761 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million have been placed in nonaccrual status. Interest income and fees not recognized amounted to $127 million during 2024 (2023 - $126 million), and the related individually assessed allowance for credit losses was $539 million as of December 31, 2024 (2023 - $434 million). There were no other SG loans over 180 days past due, or in nonaccrual status as of December 31, 2024.

(1)	The capital buffer zone in the CAP equals the amount of capital required in excess of the minimum capital required to meet the Mandate.

INFORMATION STATEMENT	4

Guarantees: The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee.

Debt Securities: Debt securities related to development are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of December 31, 2024 debt securities outstanding amounted to $632 million (2023 - $836 million).

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding totaled $834 million as of December 31, 2024 (2023 - $861 million), or approximately 0.7% of the total outstanding balance of such assets (2023 – 0.7%).

Liquid assets portfolio

The IADB policy mandates that liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year. The Bank has remained compliant with the required liquidity levels.

Liquidity is defined as cash and investments in convertible currencies, less restricted investments. At December 31, 2024, liquidity, was $35,496 million. During the year, liquidity averaged $34,725 million compared to $33,051 million in 2023.

Transfers to IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as shareholder capital contributions to be funded through capital distributions by IDB on behalf of its shareholders. These capital distributions were intended to be completed during the period 2018-2025 and for a total amount of $725 million. These capital distributions were conditional upon annual Board of Governors’ approval. In February 2024, the Board of Governors approved an accelerated capital distribution of the remaining $143 million distribution to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Statement of Income and Retained Earnings. The shareholders received additional Capital Stock in IDB Invest as a result of these transactions. All capital distributions related to IDB Invest’s capitalization plan were completed in 2024.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The IADB uses derivative instruments primarily as part of its asset and liability management policy (ALM), which manages exposure to interest rate and exchange rate risk. The IADB limits the interest rate risk in its debt funded loan and liquidity portfolios by economically hedging the interest rate exposure, primarily through use of interest rate swaps and by passing through the cost of borrowings that fund the loans. In addition, the Bank uses derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the ALM policy. The ALM policy minimizes exchange rate risk for assets and liabilities denominated in a foreign currency by economically converting those foreign currency denominated assets and liabilities to USD, primarily through the use of foreign currency swaps.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

Outlook

In December 2024, as a result of the Bank’s long-term financial planning process, the Board of Directors approved a $32 billion SG, non-concessional lending envelope for the period 2025-2026, confirmed the lending spread on SG non-concessional loans at 80bps, and left other loan charges unchanged. The Bank may consider a revision of its sovereign-guaranteed lending spread in the future in accordance with its financial policy framework.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB’s control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

INFORMATION STATEMENT	5

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank’s Ordinary Capital.

As the world’s oldest regional multilateral development bank (MDB), the IDB is the main source of multilateral financing for economic and social development in Latin America and the Caribbean. The Bank provides loans, guarantees, and technical assistance. As a knowledge Bank, it conducts extensive research in the region. The Bank maintains a strong commitment to achieving measurable results and the highest standards of integrity, transparency, and accountability.

The Bank’s strong financial standing is based on its solid capital base, the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and manage a variety of risks, including credit, market and liquidity risks. Box 1 presents selected financial data for the last five years.

The Bank’s principal assets are loans to its member countries. The Bank makes sovereign-guaranteed loans, including highly concessional loans to the least developed and more vulnerable borrowing members, their agencies or political sub-divisions.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank’s equity, are used to fund lending and investment activities, as well as general operations.

Financial Statement Presentation

The financial statements are prepared in accordance with generally accepted accounting principles of the U.S. (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that certain of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(2). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments

For a description of new accounting developments, see the “Accounting Developments” section in Note B - “Summary of Significant Accounting Polices”.

(2)	Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

INFORMATION STATEMENT	6

 SELECTED FINANCIAL DATA

 Box 1: The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

 (Amounts expressed in millions of United States dollars)

	Years ended December 31,
	2024	2023	2022	2021	2020

Operational Highlights

Approved developmental assets(1)	11,890	12,515	14,650	14,535	14,268

Undisbursed portion of approved developmental assets	32,092	30,369	31,296	30,018	30,592

Gross disbursements of developmental assets	9,004	11,087	11,978	12,512	14,846

Net disbursements of developmental assets(2)	1,250	2,891	5,005	5,162	7,931

Balance Sheet Data

Investments, after swaps(3)	$35,953	$32,421	$32,507	$38,653	$35,780

Developmental assets

Loans outstanding(4)	115,890	116,239	112,761	108,943	104,761

Debt securities	632	836	703	435	410

Allowance for credit losses	803	827	801	449	504

Total assets(5)	155,368	152,019	148,026	151,752	147,533

Borrowings outstanding, after swaps	117,023	113,358	112,084	114,410	106,242

Equity	40,390	38,846	37,873	35,086	33,677

Income Statement Data

Operating Income(6)	$1,008	$1,207	$317	$812	$453

Net fair value adjustments on non-trading portfolio and foreign currency transactions(7)	281	(101)	1,279	402	220

Other components of net pension benefit costs	166	213	18	(37)	1

Board of Governors approved transfers	(159)	(140)	(172)	(92)	(64)

Net income	1,296	1,179	1,442	1,085	610

Comprehensive income (loss)	1,704	1,038	2,954	1,563	(66)

Ratios

Total Debt(8) to equity(9) ratio	3.1	3.0	3.1	3.3	3.1

Total assets(5) to equity(9) ratio	4.0	4.1	4.1	4.3	4.3

Cash and investments as a percentage of borrowings outstanding, after swaps	30.8%	29.0%	29.6%	34.9%	34.8%

Cost to income ratio(10)	45.6%	48.2%	50.2%	50.2%	48.1%

Cost to development assets(11)	0.8%	0.8%	0.8%	0.8%	0.9%

Return on equity ratio(13)	2.5%	3.2%	0.9%	2.4%	1.3%

Return on assets ratio(13)	0.7%	0.8%	0.2%	0.5%	0.3%

(1)	NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022.
(2)	Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.
(3)	Includes accrued interest.
(4)

Includes deferred loan origination fees and costs of $78 million as of December 2024 (2023 - $72 million; 2022 - $64 million). Excludes interest rate and foreign currency swaps in a net asset position of $3,588 million in 2024 (2023 - net asset of $2,082 million; 2022 – net asset of $3,321 million; 2021 - net asset of $782 million; 2020 - net liability of $561 million).

(5)

Effective December 31, 2021, the presentation of derivative instruments on the Balance Sheet was changed to the standard market practice of netting derivative asset and liability positions, as well as the related cash collateral received by counterparty, including the related accrued interest. Total assets and Total assets to equity ratio for 2020 were adjusted to conform to the current presentation

(6)	See page 12 for a full discussion of Operating Income.
(7)

Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs. See page 15 for a full discussion.

(8)	Borrowings (after swaps) and guarantee exposure.
(9)	See page 29, sources of funds section, for a definition of “Total Equity”.
(10)

Four year rolling average of Administrative expenses, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses. In 2024, the definition of the ratio was revised to include pension service costs. Percentages from previous years were recalculated to align with the new calculation.

(11)	Four year rolling average of Administrative expenses, divided by the four year rolling average of Developmental Assets and the resources administered on behalf of donors.
(12)	Twelve months rolling operating income divided by average equity.
(13)	Twelve months rolling operating income divided by average total assets.

INFORMATION STATEMENT	7

FINANCIAL HIGHLIGHTS

Balance Sheet Structure

The Bank’s main assets and liabilities as of December 31, 2024 are as follows:

FIGURE 1: BALANCE SHEET STRUCTURE

For the year ended December 31, 2024

(Expressed in billions of United States dollars)

(1)	Before receivable for investments securities sold and payable for investments securities purchased.
(2)	After allowance for developmental assets credit losses.
(3)	Other assets totaled $4.0 billion in 2024 (2023 – $3.1 billion).
(4)	Other liabilities totaled $3.1 billion in 2024 (2023 – $4.9 billion).
(5)	Total assets were $155.4 billion in 2024 (2023 – $152.0 billion).

Developmental Assets

Developmental assets include loans, guarantees and debt securities. As of December 31, 2024, approximately 97% of the outstanding developmental assets are sovereign-guaranteed (December 31, 2023 – 96%).

Developmental assets operations: A summary of the developmental assets approved during 2024 and 2023 appears in Table 1.

In 2022, the Board of Executive Directors approved the allocation of up to $100 million from the Bank resources to fund loans within the scope of the Social Entrepreneurship Program (SEP). These resources will be deployed during the 2023-2025 period exclusively through loans that support innovative and socially oriented small businesses that foster economic reactivation through entrepreneurship, with a focus on benefiting poor and vulnerable populations. IDB Lab management is responsible for originating, structuring, and supervising the financed projects.

INFORMATION STATEMENT	8

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

		2024								2023

				Concessional								Concessional

		SG		SG		SEP		Total		SG		SG		SEP		Total

Loans

Number		85		4		8		97		85		5		18		108
Amount	$	11,530	$	40	$	15	$	11,585	$	11,970	$	114	$	31	$	12,115

Guarantees
Number		2		-		-		2		1		-		-		1
Amount	$	305	$	-	$	-	$	305	$	400	$	-	$	-	$	400

Total	$	11,835	$	40	$	15	$	11,890	$	12,370	$	114	$	31	$	12,515

Table 2 presents the undisbursed portion of approved developmental assets during 2024 and 2023.

TABLE 2: UNDISBURSED PORTION OF APPROVED DEVELOPMENTAL ASSETS

(Amounts expressed in millions of United States dollars)

		December 31, 2024				December 31, 2023
		Total		Signed		Total		Signed

Sovereign-guaranteed Loans	$	31,529	$	23,065	$	29,396	$	21,492

Sovereign-guaranteed-concessional Loans		326		308		404		397

Non-Sovereign-guaranteed Loans		217		87		541		294

Social Entrepreneurship Program		20		13		28		11

Total	$	32,092	$	23,473	$	30,369	$	22,194

Figure 2 presents a breakdown of approvals by loan type during the last five years. Refer to the Development operations section for further information.

INFORMATION STATEMENT	9

FIGURE 2: LOAN APPROVALS BY TYPE

For the years ended December 31, 2020 through 2024

(Expressed in billions of United States dollars)

INFORMATION STATEMENT	10

A summary of loan approvals by country during 2024 and 2023 is included in Table 3.

TABLE 3: LOAN APPROVAL BY COUNTRY

For the years ended December 31, 2024 and 2023

(Expressed in millions of United States dollars)

	2024				2023

COUNTRY	SG	Concessional SG	SEP	Total	SG	Concessional SG	SEP	Total

Argentina	$2,495	$-	$-	$2,495	$1,715	$-	$2	$1,717

Bahamas	80	-	-	80	160	-	-	160

Barbados	190	-	-	190	100	-	-	100

Belize	17	-	-	17	31	-	-	31

Bolivia	75	-	-	75	235	-	2	237

Brazil	2,003	-	-	2,003	2,358	-	4	2,362

Chile	235	-	1	236	600	-	2	602

Colombia	503	-	2	505	1,385	-	6	1,391

Costa Rica	150	-	-	150	225	-	-	225

Dominican Republic	630	-	-	630	465	-	-	465

Ecuador	1,378	-	2	1,380	876	-	2	878

El Salvador	641	-	2	643	293	-	2	295

Guatemala	-	-	2	2	100	-	-	100

Guyana	-	-	-	-	120	-	-	120

Haiti	-	-	-	-	-	-	-	-

Honduras	75	40	6	121	212	114	2	328

Jamaica	-	-	-	-	-	-	-	-

Mexico	600	-	-	600	700	-	3	703

Nicaragua	-	-	-	-	-	-	-	-

Panama	320	-	-	320	425	-	-	425

Paraguay	284	-	-	284	210	-	-	210

Peru	1,188	-	-	1,188	1,060	-	3	1,063

Suriname	368	-	-	368	170	-	-	170

Trinidad and Tobago	-	-	-	-	42	-	1	43

Uruguay	298	-	-	298	338	-	-	338

Venezuela	-	-	-	-	-	-	-	-

Regional	-	-	-	-	150	-	2	152

Total	$11,530	$40	$15	$11,585	$11,970	$114	$31	$12,115

Table 4 presents the SG and NSG loans and guarantees portfolios as of December 31, 2024 and 2023.

TABLE 4: OUTSTANDING LOANS AND GUARANTEES

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

	2024	2023

Sovereign Loans	$112,750	$112,443

Sovereign Guarantees	1,405	724
Sovereign Portfolio	114,155	113,167

Non-Sovereign Loans	3,062	3,724

Non-Sovereign Guarantees	67	78
Non-Sovereign Portfolio	3,129	3,802
Total Loans & Guarantees Outstanding	$117,284	$116,969

NSG Portfolio as a percentage of total loans and guarantees	3%	3%

INFORMATION STATEMENT	11

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $834 million at December 31, 2024 compared to $861 million in 2023. The decrease of $27 million was due to a decrease in the allowance of the NSG portfolio of $80 million, mainly due to better macroeconomic conditions observed during 2024, a declining loan portfolio, and a $34 million write-off of an individually assessed NSG loans; partially offset by an increase in the allowance of the SG portfolio of $87 million mainly in the individually assessed allowance.

Allowance for credit losses on individually assessed SG loans: As of December 31, 2024, the total amount of Venezuela’s sovereign-guaranteed payment arrears amounted to $1,908 million, including interest and fees, from which $1,761 million corresponds to arrearages of more than 180 days. As of the date of this document, Venezuela’s arrearages of more than 180 days increased to $1,769 million. Since 2018, all loans to Venezuela amounting to $2,011 million have been placed in nonaccrual status. Interest income and fees not recognized amounted to $127 million during the year ended December 31, 2024 (2023 - $126 million). The individually assessed allowance for credit losses on all loans to Venezuela was $539 million at December 31, 2024 (2023 - $434 million). There were no other SG loans over 180 days past due or in nonaccrual status as of December 31, 2024 or December 31, 2023.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated, through its representative at the IDB Board of Directors, its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $102 million at December 31, 2024, compared to $193 million at December 31, 2023. As of December 2024, the allowances for credit losses on individually assessed NSG loans were $37 million, compared to $94 million in 2023. The percentage of the NSG allowance for credit losses on individually assessed loans was 36% as of December 31, 2024 (2023 - 49%).

Investments operations

Approximately 91% of the Bank’s investments are held in high quality securities rated AA or higher. As of December 31, 2024, the trading investment portfolio totaled $35,953 million, an increase of $3,532 million compared to December 31, 2023. The increase is consistent with the Bank’s liquidity policy. Refer to the Liquidity Management section for further information.

In 2024, the trading investments portfolio experienced net mark-to-market gains of $6 million, compared to $21 million in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

Capacity Building, Asset Management and Advisory (CAsA) pilot program

The Bank’s CAsA pilot program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of December 31, 2024 total assets managed under the CAsA program amounted to $625 million (2023 - $200 million).

Borrowing Operations

In 2024, the Bank issued medium- and long- term debt securities for a total face amount of $21,383 million equivalent (2023 - $18,822 million) that generated proceeds of $21,381 million equivalent (2023 - $18,818 million) and had an average life of 5.9 years (2023 - 5.8 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. Refer to the Sources of funds section for further information.

Equity

Equity at December 31, 2024 was $40,390 million compared with $38,846 million at December 31, 2023, an increase of $1,544 million. The increase was mainly due to Net income of $1,296 million, and a $563 million gain related to the recognition of changes in assets/liabilities under pension benefit plans, offset by a $143 million capital distribution to the Bank’s shareholders for concurrent contribution to the IDB Invest a $138 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and a $17 million amortization of net actuarial losses and prior service credit on pension plans.

INFORMATION STATEMENT	12

Financial Results

Operating Income: Operating income includes the net interest income on earning assets, other loan income, net investment gains (losses), the provision (credit) for developmental assets credit losses and net non-interest expense. Box 2 displays the most significant elements of the Bank’s Operating Income and the related influences on the results.

BOX 2: OPERATING INCOME ELEMENTS AND SIGNIFICANT DRIVERS

Elements	Significant drivers

Loan interest income	Loan volumes, lending spreads, and interest rate environment.

Borrowing expenses	Interest rate environment, including changes in SOFR/LIBOR; and the Bank’s funding strategy.

Net investment gains (losses)	Mark-to-market gains or losses driven by external factors such as: the interest rate environment, and credit spreads.

Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement service costs and strategic development programs.

Provision (credit) for developmental assets credit losses	Credit risk assessment of the sovereign and non-sovereign borrowers, and the related probability of default and Loss given default.

Operating Income for 2024 was $1,008 million, compared to $1,207 million in 2023, a decrease of $199 million. The decrease was mainly due to: (i) an increase in net non-interest expense. (ii) a decrease in net interest income, offset by (iii) a decrease in the provision for developmental assets credit losses.

Table 5 shows the breakdown of Operating Income for 2024 and 2023.

TABLE 5: OPERATING INCOME

For the years ended December 31, 2024 and 2023

(Expressed in millions of United States dollars)

			2024 vs.

	2024	2023	2023

Interest on developmental assets(1)	$6,583	$6,469	$114

Interest on investments (1)	2,005	1,866	139

Interest on other assets/liabilities management derivatives	(327)	(286)	(41)

	8,261	8,049	212

Less:

Borrowing expenses(1)	6,359	6,041	318

Net interest income	1,902	2,008	(106)

Other loan income	115	117	(2)

Net investment gains	6	21	(15)

Other expenses:

Provision for developmental assets credit losses	7	61	(54)

Net non-interest expense	1,008	878	130

Total	1,015	939	76

Operating Income	$1,008	$1,207	$(199)

(1)	Amounts on an after swap basis.

INFORMATION STATEMENT	13

Net interest income: The Bank’s net interest income (NII) is driven primarily by two sources: the lending spread the Bank charges on all its SG loans and the income earned on its equity-funded assets. The SG lending spread on the Bank’s non-concessional operations is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy governed by polices approved by the Board. The ALM strategy seeks to achieve stable net interest income and preserve the economic value of its equity. The Bank uses derivatives to manage the repricing and maturity profile of the Bank’s equity-funded assets in accordance with the ALM policy. In 2021, a new model was implemented, by which interest rate swaps are used systematically to modify the characteristics of equity-funded assets to minimize volatility of net interest income driven by changes in USD interest rates.

Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

The Bank’s NII reached $1,902 million during 2024 compared to $2,008 million last year. The decrease in NII was mainly driven by the 5 bps decrease in the sovereign-guaranteed lending spread that became effective in 2024, and the unwinding of certain swaps to manage equity duration; offset by an increase in interest rates on equity funded loans, and a larger loan portfolio.

Figure 3 below shows the Bank’s net interest income during the last five years.

FIGURE 3: FINANCIAL RESULTS – NET INTEREST INCOME

For the years ended December 31, 2020 through 2024

(Expressed in millions of United States dollars)

INFORMATION STATEMENT	14

The average interest earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2024 and 2023 are shown in Table 6.

TABLE 6: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024		2023

	Average	Return/Cost	Average	Return/Cost

	Balance	%	Balance	%

Loans(1)	$116,335	5.60	$114,506	5.58

Liquid investments(2)(3)	35,374	5.79	34,034	5.63

Total earning assets	$151,709	5.64	$148,540	5.59

Borrowings	$114,730	5.54	$112,242	5.38

Net interest margin(4)		1.25		1.35

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percent of average earning assets, after swaps.

Net investment gains: The Bank had net investment gains of $6 million as compared to $21 million in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

Provision for developmental assets credit losses: The provision for developmental assets credit losses was $7 million in 2024, compared to $61 million in 2023. The decrease was mainly due to a decrease in the allowance for credit losses of the NSG portfolio due to better macroeconomic conditions observed during 2024 and a declining loan portfolio; offset by an increase in the allowance for credit losses on the SG portfolio, mainly in the individually assessed allowance.

Net Non-interest Expense Net non-interest expense amounted $1,008 million during 2024, compared to $878 million in 2023. The main components of net non-interest expense are presented in Table 7.

TABLE 7: NET-NON-INTEREST EXPENSE

For the years ended December 31, 2024 and 2023

(Expressed in millions of United States dollars)

			2024 vs.

	2024	2023	2023

Administrative expenses

Staff costs (1)	$559	$517	$42

Consultant fees	150	143	7

Travel expenses	25	23	2

Other expenses	179	158	21

Total administrative expenses	913	841	72

Service fee revenues	(22)	(19)	(3)

Strategic development programs	157	109	48

Other income	(40)	(53)	13

Net non-interest expense	$1,008	$878	$130

(1)	Includes pension service cost amounting to $128 million (2023 – $112 million).

Net Income Net Income for 2024 was $1,296 million, compared to $1,179 million in 2023, an increase of $117 million. The increase was mainly due to gains in the Net fair value adjustments on non-trading portfolios and foreign currency transactions, offset by a decrease in Operating income.

INFORMATION STATEMENT	15

Table 8 shows the breakdown of Net Income for 2024 and 2023.

TABLE 8: NET INCOME

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

			2024 vs.

	2024	2023	2023

Operating Income	$1,008	$1,207	$(199)

Net fair value adjustments on non-trading portfolios and foreign currency transactions	281	(101)	382

Other components of net pension benefit costs	166	213	(47)

Board of Governors approved transfers	(159)	(140)	(19)

Net income	$1,296	$1,179	$117

Figure 4 below includes the Bank’s financial results during the last five years.

FIGURE 4: FINANCIAL RESULTS – INCOME METRICS

For the years ended December 31, 2020 through 2024

(Expressed in millions of United States dollars)

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to an increase in the long-term USD interest rate yield curves, the Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $281 million, compared to $101 million losses in 2023. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Transfer to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 - $140 million). Since 2011, the GRF has received income transfers totaling $1,724 million (2023 - $1,565 million).

Balance Sheet Optimization Initiatives

Exposure Exchange Agreement: The Bank reduces its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other Multilateral Development Institutions (MDIs). The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which the MDI has no, or low, exposure, through use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

INFORMATION STATEMENT	16

In 2024, the Bank executed bilateral EEA transactions with other MDI’s. The Bank was the EEA Buyer (received a financial guarantee from MDI) of $650 million in March 2024 and $1,500 in October 2024; and the EEA Seller (provided a financial guarantee to MDI) for $500 million in March 2024 and $1,500 in October 2024. For further information, refer to Financial Risk Management – Credit Risk – Exposure Exchange Agreement section.

Credit Risk Insurance: In 2023, the Bank executed a credit risk transfer transaction via an insurance credit protection policy with private insurance companies. This product is in line with the G203 Capital Adequacy Framework (CAF) Recommendations and supplements the EEA and shareholder guarantees to help reduce concentration risk in the SG portfolio. The first transaction in 2023 was designed to cover up to $300 million of SG exposure via an insurance policy distributed across 14 insurance companies

In 2024, the Bank has continued to build appetite in the private sector for credit risk transfer transactions by executing a multi-sovereign portfolio transaction. This second transaction helps to further develop the private sector appreciation of the strength of the IDB preferred creditor status by not only releasing lending capacity over a ten-year horizon, but at pricing levels which are cost effective to the Bank. This transaction covering two sovereign exposures totals $300 million with two policies distributed across 7 well-rated insurance companies.

In the unlikely event that a country included in a credit risk insurance transaction on which the Bank has a credit risk exposure falls on non-accrual, the Bank would be compensated by the insurance companies.

Credit Risk Guarantee from Shareholders: During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status.

In 2024, the Bank entered into another Agreement with Sweden to guarantee up to $250 million of lending exposure to the Governments of Brazil, Argentina and Ecuador for 22 years. The Agreement allows the Bank to increase lending support by up to $469 million for new projects in Bolivia, Brazil, Ecuador, Guyana, Peru, Suriname, or Venezuela. During the term of the guarantee, if any sovereign-guaranteed loans by the Governments of Brazil, Argentina and Ecuador were classified in non-accrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $250 million of the loan outstanding principal in nonaccrual status.

At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event.

Pension and Postretirement Benefit Plans (Plans)

At December 31, 2024, the Balance Sheet presents net assets under retirement benefit plans of $897 million, compared to net assets of $219 million at December 31, 2023. The increase in the funded status of the Plans of $678 million reflects an increase in the Plans’ assets of $293 million to $7,344 million and a decrease in the benefit obligation of $385 million to $6,447 million. At the end of 2024 and 2023, the Plans’ assets represented 114% and 103% of the benefit obligations, respectively.

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of December 31, 2024, the overall increase in the funded status of the Plans was mainly related to decreases in the valuation of the liabilities due to increases in discount rates when compared to 2023, and increases in assets values due to current market conditions.

In July 2024, the Board of Executive Directors approved the review of the stable contribution rates established for the Plans. These contributions will remain in place as long as the ratio of the Plan’s total assets, including reserves, to its funding liability stays within the range of 90%-110%. For further information, refer to Note U – Pension and Postretirement Benefit Plans of the financial statements.

[3]	Boosting MDBs’ investing capacity (2022). “An Independent Review of Multilateral Development Banks’ Capital Adequacy Frameworks.”

INFORMATION STATEMENT	17

IDB Activities with IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

IDB Invest’s second capital increase adopted in 2015 included additional capital to be contributed by IDB Invest shareholders as well as shareholder capital contributions to be funded through capital distributions by IDB on behalf of its shareholders. These capital distributions were intended to be completed during the period 2018-2025 and for a total amount of $725 million. These capital distributions were conditional upon annual Board of Governors’ approval. In February 2024, the Board of Governors approved an accelerated capital distribution of the remaining $143 million distribution to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Statement of Income and Retained Earnings. The shareholders received additional Capital Stock in IDB Invest as a result of these transactions. All capital distributions related to IDB Invest’s capitalization plan were completed in 2024.

The Bank and IDB Invest entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $26 million and $24 million, respectively, for the year ended December  31, 2024 (2023 - $22 million and $28 million).

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring joint and several guarantees engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank’s lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Institutional Strategy

The IDB works to improve lives in Latin America and the Caribbean. The IDB’s new Institutional Strategy (IDBStrategy+) sets the strategic direction through 2030 and is aligned with global commitments under the Sustainable Developmental Goals (SDGs). IDBStrategy+ establishes three mutually reinforcing objectives at the core of our work: (i) reduce poverty and inequality; (ii) address climate change; and (iii) bolster sustainable regional growth. To deliver on these objectives, the strategy establishes seven operational focus areas and prioritizes an approach to serving the region and corporate foundations that will enable results delivery.

A new Impact Framework is used to monitor IDBStrategy+, setting new ambition and higher targets in a range of areas, with an enhanced focus on impact. The new Impact Framework helps to deliver tangible results for the people of Latin America and the Caribbean, from improved access to basic services and increased social protection to enhanced climate resilience and expanded economic opportunities. It includes indicators that focus on concrete results for beneficiaries as well as new ways to measure progress in areas such as gender, diversity and climate and an increased commitment to disaggregate beneficiaries according to sex, population group, and geographic location, among other dimensions. The framework also includes new targets for such areas as IDB support for poor populations (50% of new approvals), green and climate finance (50% of new approval amounts), and projects supporting institutional capacity and rule of law (70% of new approvals). The IDB will begin reporting on the new indicators in 2025.

For more information on the IDBStrategy+, visit the strategy page of the IDB website.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has

INFORMATION STATEMENT	18

shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank’s operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank’s Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreements. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank’s lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in Box 3.

BOX 3: LENDING OPERATIONS PRINCIPLES

(i)

The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii)

Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project’s expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii)	The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv)

In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v)	The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi)

The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank’s Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation’s objectives.

The Bank’s lending operations are classified in the following sectors. A brief description of each sector is provided:

Agriculture and rural development: Support sustainable agricultural development and agrobusiness to increase participation of smallholder farms into the supply chain; research and innovation; agricultural health and food safety; technology adoption to improve productivity and environmentally sustainable farming practices; modernization of land administration and management.

Environment and natural disasters: Support mitigation of climate change with policy development, institutional capacity strengthening, financial instruments and structures; biodiversity and protected areas conservation, including sustainable management of ecosystems and coastal zones; sustainable forestry; integrated disaster risk management to identify, assess, prevent, and mitigate risks.

Education: Support programs to reduce education inequalities and improve education access at every stage; e.g., preschool and early childhood, primary, secondary and higher education; school-to-work transition; vocational and technical education; teacher education and effectiveness; use of information and communications technologies (ICTs) for e-education; literacy and numeracy programs.

INFORMATION STATEMENT	19

Energy: Focus on promotion, production and support of projects related to energy integration and investment on new technologies for energy production, including renewable energy, rural electrification, and low-carbon technologies.

Financial markets: Support banking, capital market, insurance, and mortgage market development; regulatory frameworks and supervisory functions; technologies and institutions to promote access to financial services for the underserved and poor (including microinsurance and microcredit).

Health: Support disease prevention and treatment of diseases and sickness as well as malnutrition; strengthening the health care systems; primary health care focused on mother and child; health information systems to incorporate technologies for e-Health (telemedicine).

Industry: Support basic industry companies to expand/improve production capacities, e.g., manufacturing.

Private firms and small and medium enterprises (SME) development: Support regulatory frameworks institutions and programs to foster productivity, innovation and growth of microenterprises and SMEs; corporate compliance with legal and ethical standards and international norms (corporate social responsibility).

Reform and modernization of the state: Support public sector institutions in all branches of government (e.g., judicial, revenue administration, subnational and local, public debt management) with the objective of achieving efficient, transparent, and effective provision of public services to society; application of information technology for more efficient delivery of services (e-Government); regulatory and legal frameworks to combat corruption.

Regional integration: Support sustainable integration for regional and cross-border cooperation, such as policy reforms, optimal provision of regional public goods.

Social Investment: Support public programs focused on diversity, people’s rights (Afro-descendants, indigenous peoples), workforce rights, gender equality and women’s empowerment, migration issues, poverty alleviation; labor policies and intermediation systems; human resource and workforce development, including training; citizen safety aimed at reducing levels of violence and insecurity; institutional design of pension/social security systems.

Sustainable tourism: Support the comprehensive planning and development of tourism, including the integration of communities to tourism activities, product management; environmental and social management of tourism destinations; construction and operation of tourism complex.

Science and technology: Support telecommunications infrastructure; information and communications technology; research and development and innovation in government and firms; capacity building, institutional strengthening and harmonization of regulatory frameworks; support upper education in Science, Technology, Engineering and Mathematics (STEM) fields.

Transport: Support air, ground and maritime transportation infrastructure, connectivity, logistics, equipment, maintenance, and new developments; public transport systems (bus/train/cable/rail); urban transport infrastructure including pedestrian and bicycle paths; highway development giving access to transportation hubs, road safety.

Trade: Support export and investment promotion; trade facilitation, logistics and customs administration; negotiation and implementation of trade and investment agreements and trade policy development.

Urban development and housing: Support environmental sustainability and quality of life in cities (sustainable cities); preservation of architectural heritage; neighborhood upgrading and development of underserved areas; support access to finance for underserved segments of the population.

Water and sanitation: Support construction, rehabilitation of water supply to provide clean drinking water, drainage, sanitation, solid waste recycling; integrated management of water resources such as watershed management and regulation of water rights and pre-investment studies.

INFORMATION STATEMENT	20

Table 9 presents a summary of outstanding loans by sector allocation.

TABLE 9: LOANS OUTSTANDING BY SECTOR ALLOCATION

December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024		2023

	Amount	%	Amount	%

Agriculture and rural development	$2,001	1.7	$2,153	1.9

Education	3,838	3.3	3,962	3.4

Energy	11,360	9.8	11,293	9.7

Environment and natural disasters	3,250	2.8	3,466	3.0

Financial markets	10,927	9.4	11,662	10.0

Health	5,640	4.9	5,633	4.8

Industry	223	0.2	191	0.2

Private firms and SMEs development	4,782	4.1	4,489	3.9

Reform and modernization of the state	25,514	22.0	23,305	20.1

Regional integration	353	0.3	322	0.3

Science and technology	1,610	1.4	1,743	1.5

Social investment	16,479	14.2	17,662	15.2

Sustainable tourism	722	0.6	749	0.6

Trade	1,405	1.2	1,510	1.3

Transport	13,816	12.1	13,668	11.8

Urban development and housing	4,555	3.9	4,608	4.0

Water and sanitation	7,975	6.9	8,398	7.1

Other(1)	1,362	1.2	1,353	1.2

Total	$115,812	100.0	$116,167	100.0

(1)	Mainly three SG projects that affect multiple sectors.

Sovereign-Guaranteed Loans

The Bank’s sovereign-guaranteed lending falls into one of three categories, which can be made under concessional or non-concessional terms: investment loans, policy-based loans, and special development lending.

Investment Lending: Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Policy-Based Lending: Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector. It aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Special Development Lending (SDL): Approved in 2017, the SDL aims to help address the effects of a macroeconomic crisis on a country’s economic and social progress and would primarily: (i) support efforts to maintain or strengthen the reform process in the social, institutional and economic areas and avoid reversals of policy reforms; (ii) protect funding for social programs that benefit the poor; (iii) support new efforts to mitigate the effects of the crisis on the poor and vulnerable; (iv) protect expenditures in infrastructure; and (v) facilitate access of small and medium enterprises to credit.

Non-Sovereign-Guaranteed Loans

NSG loans and guarantees generally financed investments for transactions in all sectors, subject to an exclusion list. The NSG loans were made on the basis of market-based pricing and were subject to certain eligibility requirements and risk management limits. In addition, the Bank lent to other development institutions for on-lending purposes without a sovereign guarantee.

INFORMATION STATEMENT	21

Figure 5 presents the movement in disbursed loans balances year-over-year.

FIGURE 5: LOANS OUTSTANDING ACTIVITY

For the years ended December 31, 2023 through 2024

(Expressed in millions of United States dollars)

Financial Terms of Loans

Currently Available Financial Terms: The Flexible Financing Facility (FFF), since January 1, 2012 is the only financial product platform for approval of sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

(i)	manage currency, interest rate and other types of market risk exposures;

(ii)	address project changing needs by customizing loan repayment terms;

(iii)	execute hedges with the Bank at a loan portfolio level;

(iv)	manage risk exposures to commodity price volatility;

(v)	through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule;

(vi)	originate, price, and approve loans denominated in Local Currency terms, and;

(vii)	manage climate and disaster risk exposures.

The PPO represents the first climate-resilient debt clause ever offered by a multilateral bank. The PPO was activated on FFF loans contracts for a total approved amount of $2.9 billion to cover natural disaster risks (e.g., hurricanes, earthquakes, floods). The Bank continues to have an active dialogue with other borrowing member countries to expand the use of this innovative product to strengthen their disaster preparedness and response.

The FFF loans have an interest rate primarily based on SOFR plus a funding margin, plus the Bank’s lending spread.

The Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum maturity of 25 years and variable rates based on market pricing.

INFORMATION STATEMENT	22

Table 10 presents the currently available terms for sovereign-guaranteed loans.

TABLE 10: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

Flexible Financing Facility
	Interest rate option	SOFR-based loan(3) or Variable Rates in local currency
Currencies offered	Approval	USD or borrowing member local currency
	Disbursement	Currency of approval or converted currency
	Repayment	Currency disbursed/converted
	Cost base	SOFR ± funding margin, or currency equivalent of SOFR ± estimated funding margin, or actual funding cost
	Funding margin to SOFR	Actual funding cost or estimated funding margin at the time of disbursement/conversion
	Lending spread(1)(2)	80 (5)
	Credit commission(1)(2)	50(5)
	Supervision and inspection fee(1)(2)	0(5)
	Front-end/Standby fee(1)(7)	Not applicable/Not applicable(6)
	Maturity(4)(7)	Up to 20 years for policy based loans and up to 25 years for investment loans
	Grace Period(4)(7)	Minimum of 6 months after original disbursement period
	Repayment Profile	Flexible repayment profile based on loan’s contractual weighted average life
(1)	Loan charges expressed in basis points (bps).
(2)

Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

(3)

FFF SOFR-based loan balances or local currency balances can be converted to fixed-base cost rate and to any major or local currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.

(4)	For the concessional portion of blended loans, the maturity and grace period is 40 years.
(5)	Loan charges effective January 1, 2025.
(6)	Policy based loans with deferred drawing options have standby and front-end fees of 38 bps and 50 bps, respectively(5)
(7)

The SDL has the following terms: i) maturity of 7 years, ii) 3 years of grace period, iii) lending rate of USD SOFR, plus/minus IDB funding margin, plus variable lending spread, plus fixed premium loan spread of 115 basis points, iv) Front end fee of 1% of the principal amount of the loan and v) Commitment fee of 0.75%.

For loans converted under the Local Currency Facility (LCF), borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. Outstanding loan balances of converted amounts under the LCF carry a fixed-base cost, floating or inflation-linked interest rate. At December 31, 2024, the Bank had local currency loans outstanding of $5,897 million (2023 – $4,989 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

INFORMATION STATEMENT	23

Table 11 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-2 to the financial statements.

TABLE 11: LOANS OUTSTANDING BY LOAN PRODUCT

December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024		2023
	Amount	%	Amount	%

Currently available:

Flexible Financing Facility-floating index rate(1)	$49,580	42.9	$49,892	42.9

Flexible Financing Facility-fixed-base cost	26,205	22.6	23,246	20.0

Flexible Financing Facility-fixed-base cost local currency	1,970	1.7	1,087	0.9

Flexible Financing Facility-variable local currency	577	0.5	710	0.6

Sovereign-guaranteed-concessional lending	4,984	4.3	5,003	4.3

Others	3,723	3.2	3,077	2.7

Discontinued:

SCF-floating base(2)	9,531	8.2	11,544	9.9

SCF-fixed-base cost(2)	13,914	12.0	16,203	13.9

LCF-fixed-base cost(2)	1,287	1.1	1,036	0.9

LCF-variable(2)	1,308	1.1	1,021	0.9

Non-sovereign-guaranteed-fixed (3)	987	0.9	1,005	0.9

Non-sovereign-guaranteed-floating (3)	1,029	0.9	1,351	1.2

Non-sovereign-guaranteed-local currency (3)	717	0.6	992	0.9

Total	$115,812	100.0	$116,167	100.0

(1)	Refers to SOFR index.
(2)

Up to December 31, 2011, the Bank offered sovereign-guaranteed loans documented under the Single Currency Facility (SCF) LIBOR, each denominated in the convertible currency chosen by the borrower. In addition, borrowers could convert to local currencies of the region under the Local Currency Facility (LCF). SCF-floating index rate loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank’s funding cost, as well as the Bank’s spread. Borrowers have the option to convert their SCF SOFR loan balances to fixed-base cost rate.

(3)	NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022.

Table 12 summarizes the total undisbursed portion of approved loans by product

TABLE 12: UNDISBURSED PORTION OF APPROVED LOANS

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

	2024		2023
	Amount	%	Amount	%

FFF-floating index rate	$31,362	97.7	$29,184	96.1

SCF-floating index rate	67	0.2	114	0.4

NSG-floating	226	0.7	548	1.8

Other	437	1.4	523	1.7

Total	$32,092	100.0	$30,369	100.0

INFORMATION STATEMENT	24

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. Figure 6 displays a breakdown of loans outstanding, before swaps and after swaps, by interest rate type.

FIGURE 6: LOANS OUTSTANDING BY INTEREST RATE TYPE BEFORE AND AFTER SWAPS(1)

December 31, 2024 and 2023

(1)	Data is rounded; detail may not add up due to rounding.

Charges on Loans with Sovereign Guarantee

Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the “Financial Risk Management—Capital Adequacy Policy—Income Management Model” section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital’s administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank´s NSG operations.

A unique feature of the Bank’s loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed.

For 2024, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.80% and 0.50% (2023- 0.85% and 0.50%), respectively. No supervision and inspection fees have been applied for said periods.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with a fixed interest rate of 0.25%.

INFORMATION STATEMENT	25

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies. Until December 31, 2022, the Bank also made guarantees without sovereign counter-guarantee.

The Bank offers political risk guarantees, and partial credit guarantees on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Credit risk exposure on guarantees issued by the Bank is measured as the maximum amount the Bank is obligated to pay under said guarantees.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy- based interventions.

Table 13 summarizes the portfolio of guarantee outstanding.

TABLE 13: GUARANTEE PORTFOLIO OUTSTANDING

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

	2024	2023

Sovereign guarantees	$1,405	$724

Non-sovereign guarantees	67	78

Total guarantees outstanding and subject to call	$1,472	$802

Debt Securities

As of December 31, 2024 debt securities outstanding amounted to $632 million (2023 – $836 million).

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital’s strategic development programs and the funds under the Bank’s administration. Strategic development programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. In 2024, the Bank approved technical assistance for a total of $330 million (2023 - $272 million), including $159 million (2023 - $111 million) funded by the Ordinary Capital.

As part of the 2024 Long-Term Financial Projections, the Board approved a $149 million allocation for the Ordinary Capital Strategic Development Program (OC SDP) in 2024. Throughout 2024, Management and the Board discussed increasing the OC SDP allocation for future years to recognize the increased demand for the Bank’s non-reimbursable technical cooperations and the new mandates that the Bank has undertaken since the OC SDP allocation was last increased. As part of a broad holistic review of uses of net income, Management showed the Board how OC SDP has been used in recent years and provided information on the potential uses of a larger allocation, as well as the financial tradeoffs. The 2025 allocation of $152 million was approved by the Board in December 2024.

INFORMATION STATEMENT	26

LIQUIDITY MANAGEMENT

Unless otherwise stated, liquidity for the purpose of this document is defined as cash and investments in convertible currencies, less restricted investments. The primary objective of the Bank’s liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank’s liquidity management principles are set forth in Box 4.

BOX 4: LIQUIDITY MANAGEMENT PRINCIPLES

The primary objective in the management of the Bank’s liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs within the defined risk tolerance of the Bank, in order to help offset the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, a Strategic Asset Allocation (SAA) Framework, and investment guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The SAA and Investment Guidelines approved by Management, provide strategic guidance for investing the Bank’s liquid assets and establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. All are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank’s level of risk tolerance. For information concerning the management of risk exposures on liquidity see the “Financial Risk Management” section.

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of sovereign and sub-sovereign governments’ agencies, multilaterals, banks and corporate entities, including asset- backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage interest rate and currency risk on its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

Furthermore, the Bank has a framework incorporating Environmental, Social, and Governance (ESG) criteria into its investment process for bank and corporate entities to complement its overall assessment of eligible issuers and counterparties.

As part of its regular review cycle, the SAA was updated in 2024 under the same overall objectives and risk appetite as the previous version, thus representing minor adjustments. The next review is scheduled for 2027.

Under the Bank’s liquidity policy, the Bank’s liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank’s expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels through the date of this Information Statement.

INFORMATION STATEMENT	27

The liquid asset portfolio calculated in accordance with our liquidity policy, as compared to the required limits, is presented below.

TABLE 14: LIQUID ASSETS PORTFOLIO

December 31, 2024

(Amounts expressed in millions of United States dollars)

	Amount	% of Maximum Allowable Liquidity Level

Maximum allowable liquidity level as per policy(1)	$ 50,000

Average during the period	34,725	69

As of December 31, 2024	35,496	71

Required minimum liquidity as per policy(1)	26,100	52

(1)	Include haircuts in accordance with the Bank’s liquidity policy.

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank’s liquid holdings.

The External Managers Program, which represents less than 2% of our portfolio, focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank’s overall Investment Guidelines are provided to each external manager.

The local currency assets are available to support operations occurring in or related to expenditures in local currencies.

The return of the trading investments portfolio in 2024 and 2023 is shown in Table 15. The increase in the return of the portfolio was mainly due to higher interest rates.

TABLE 15: TRADING INVESTMENTS PORTFOLIO

December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024		2023

		Financial		Financial

	Ending	Return	Ending	Return

Portfolio	Balance(1)	(%) (2)(3)(4)	Balance(1)	(%) (2)(3)(4)

Transactional	$3,711	5.37	$2,598	5.21

Operational	31,228	5.80	28,663	5.60

External Managers Program (EMP)	553	6.35	585	5.83

Local currency	240	10.65	349	12.53

Others(5)	221	4.60	226	4.17

Overall Portfolio	$35,953	5.79	$32,421	5.63

(1)	After swaps and includes accrued interest.
(2)	Combined return for all currencies in each portfolio.
(3)	Geometrically-linked time-weighted returns.
(4)	Includes gains and losses.
(5)	Investments transferred from FSO.

Performance and Exposure of the Trading Investments Portfolio

The exposure for the entire investments portfolio, excluding swaps, amounted to $34,826 million at December 31, 2024 compared to $31,715 million at December 31, 2023. The quality of the overall portfolio continues to be high, as 86.8% of the credit exposure is rated AAA(4) and AA (2023 - 85.9%), 4.0% carry the highest short-term ratings (A1 and A1+) (2023 - 6.4%), 8.5% is rated A (2023 - 6.3%), and 0.7% is rated below A (2023 - 1.4%).

(4)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

INFORMATION STATEMENT	28

TABLE 16 shows a breakdown of the trading investments portfolio at December 31, 2024 and 2023 by major security class and its contractual maturity, on securities held at the end of the respective year.

TABLE 16: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND DUE DATES

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

	2024
	Maturity in

	in one year	one year	six years	after ten	Grand

Security Class	or less	to five years	to ten years	years	Total(1)

Obligations of the United States Government	$3,084	$979	$-	$-	$4,063

U.S. Government-sponsored enterprises	39	162	100	54	355

Obligations of non-U.S. governments	3,823	-	-	-	3,823

Obligations of non-U.S. agencies	2,348	7,017	-	-	9,365

Obligations of non-U.S. sub-sovereigns	624	1,038	-	-	1,662

Obligations of supranationals	214	3,006	-	-	3,220

Bank obligations	7,422	3,401	-	-	10,823

Corporate securities	569	942	-	-	1,511

Asset-backed securities	-	-	-	4	4

Currency and interest rate swaps - investments-trading	393	734	-	-	1,127

Total trading investments	$18,516	$17,279	$100	$58	$35,953

(1) Represents the fair value of the referred assets, including their accrued interest.
	2023
	Maturity in

	in one year	one year	six years	after ten	Grand

Security Class	or less	to five years	to ten years	years	Total(1)

Obligations of the United States Government	$305	$729	$-	$-	$1,034

U.S. Government-sponsored enterprises	66	215	150	128	559

Obligations of non-U.S. governments	3,514	40	-	-	3,554

Obligations of non-U.S. agencies	2,930	7,722	-	-	10,652

Obligations of non-U.S. sub-sovereigns	423	1,073	-	-	1,496

Obligations of supranationals	264	2,398	-	-	2,662

Bank obligations	8,200	1,984	-	-	10,184

Corporate securities	370	1,200	-	-	1,570

Asset-backed securities	-	-	-	4	4

Currency and interest rate swaps - investments-trading	85	621	-	-	706

Total trading investments	$16,157	$15,982	$150	$132	$32,421

(1)	Represents the fair value of the referred assets, including their accrued interest.

INFORMATION STATEMENT	29

SOURCES OF FUNDS

Equity

Equity at December 31, 2024 was $40,390 million, compared with $38,846 million at December 31, 2023, an increase of $1,544 million, mainly due to Net income of $1,296 million, and a $563 million gain related to the recognition of changes in assets/liabilities under pension benefit plans; offset by a $143 million capital distribution to the Bank’s shareholders for concurrent contribution to IDB Invest, a $138 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and a $17 million amortization of net actuarial losses and prior service credit on pension plans.

The Bank’s equity base plays a critical role in securing its financial objectives. It enables the Bank to absorb risk out of its own resources without significantly affecting its lending capacity and avoiding the need of a possible call on callable capital stock.

The Bank uses a non-risk based leverage limit based on the Debt-to-Equity ratio to complement the risk-based capital constraint. The Debt-to-Equity ratio is transparent, easy to compute, credit rating supportive and aligned with evolving best practices in financial institutions. It is also cohesive with the Bank’s financial and risk management frameworks boundaries of the Bank’s Capital Adequacy Policy Mandate and the Bank’s financial policy framework.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries’ local currency cash balances and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 17 presents the composition of the Debt-to-Equity ratio at December 31, 2024 and 2023. The Debt-to-Equity ratio increased mainly due to an increase in Borrowings outstanding.

TABLE 17: TOTAL DEBT-TO-EQUITY RATIO

December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024	2023

Borrowings outstanding after swaps and guarantee exposure	$118,704	$114,379

Equity

Paid-in capital stock	11,854	11,854

Less: Receivable from members	830	813

Retained earnings:

General reserve(1)	26,801	25,240

Special reserve(1)	2,565	2,565

	40,390	38,846
Minus:

Borrowing countries’ local currency cash balances	99	88

Accumulated other comprehensive income	1,636	1,228

Total Equity	$38,655	$37,530

Total Debt-to-Equity Ratio	3.1	3.0

(1)	Includes Accumulated other comprehensive income.

INFORMATION STATEMENT	30

Figure 7 presents the changes in the Debt-to-Equity ratio during the last five years.

FIGURE 7: TOTAL DEBT-TO-EQUITY RATIO

For the years ended December 31, 2020 through 2024

Capitalization

Shareholders’ support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2024, subscribed capital stock consists of: 1) paid-in capital stock of $6,039 million, ii) additional paid-in capital of $5,815 million, and iii) callable capital stock of $164,901 million.

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank’s operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member’s subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank’s operations.

Additional Paid-in Capital Stock (APIC): APIC represents an increase to the value of the members’ existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank’s operations, APIC would be subordinate to the Bank’s paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank’s shareholders based on their respective shares of the FSO net assets transferred.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank’s callable capital stock.

In 2024, the Bank issued the Callable Capital of the Inter-American Development Bank report, to provide greater clarity and transparency to the usage of callable capital. See the “Capital Adequacy Framework (CAF) Recommendations” section for further Information.

INFORMATION STATEMENT	31

Total callable capital by Standard & Poor’s (S&P) country rating is shown on Table 18.

TABLE 18: CALLABLE CAPITAL BY S&P COUNTRY RATINGS(5)

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

Country Rating	2024	2023

AAA	$11,925	$11,925

AA+	50,027	50,027

AA	2,135	5,261

AA-	3,175	309

A+	8,254	8,254

A	8,649	8,390

A-	170	-

BBB+	2,011	2,179

BBB	15,290	18,550

BBB-	3,973	713

BB+	5,898	5,147

BB	20,699	21,450

BB-	2,457	2,458

B+	1,092	341

B	225	751

B-	1,944	2,169

CCC+	1,650	1,650

CCC	18,743	-

CCC-	-	18,743

D	5,569	5,569

N.R(1)	1,015	1,015

Total	$164,901	$164,901

(1)	Sovereigns not rated by S&P.

At December 31, 2024, the total subscription of the United States, the Bank’s largest shareholder, was $54,237 million, of which $1,813 million is paid-in capital stock, $2,923 million is additional paid-in capital and the remainder constitutes callable capital stock. Of the United States’ callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States’ callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States’ largest subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (including the Discount Note Program, a Deposits Program, and repurchase/resale agreements), which is used to manage short-term cash flow needs. Discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days.

Repurchase and resale agreements

The Bank enters in repurchase and/or resale agreements as another way to manage the Bank’s short-term cash needs. In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a

(5)	Represents the countries’ S&P long-term sovereign foreign currency credit ratings.

INFORMATION STATEMENT	32

resale or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank’s liquid asset investment portfolio and for the management of liquidity in general. All contracts are subject to a maximum maturity of 3 months. There are no open positions as of December 31, 2024 and 2023.

Table 19 presents information about the Bank’s short-term borrowing operations.

TABLE 19: SHORT TERM BORROWINGS

December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024	2023

Balance at year-end	$3,314	$2,195

Average daily balance during the year	1,656	1,738

Maximum month-end-balance	3,351	3,445

Weighted average rate at the end of the year	4.56%	5.44%

Weighted average rate during the year	4.91%	4.74%

Medium- and long-term borrowing operations for 2024 and 2023 are summarized in Table 20.

TABLE 20: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of United States dollars)

	2024	2023

Total medium- and long- term borrowings(1)	$21,381	$18,818

Average life (years)(2)	5.9	5.8

Number of transactions	114	65

Number of currencies	10	10

(1)	Represents proceeds after swaps.
(2)	Average life calculated considering the time to the next call date.

Unless otherwise specified, borrowings raised in any given year are used for general operations, including loan disbursements and liquidity management. In 2024, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with five, seven and ten-year maturities for a combined amount of $9,500 million.

New medium- and long-term borrowings by currency for 2024, as compared to 2023, are shown in Figure 8.

FIGURE 8: NEW BORROWINGS BY CURRENCY(1)

For the years ended December 31, 2024 and 2023

(1)	Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

INFORMATION STATEMENT	33

Medium- and long-term borrowings outstanding by currency as of December 31, 2024 and 2023 are shown in Table 21.

TABLE 21: OUTSTANDING BORROWINGS BY CURRENCY(1)

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

Currency	2024	2023

Australian dollars	$5,107	$6,444

Brazilian reais	57	83

British pounds	10,154	9,005

Canadian dollars	4,271	4,495

Colombian pesos	120	171

Costa Rican colones	67	29

Euros	116	122

Hong Kong dollars	520	172

Indian rupees	1,781	684

Indonesian rupiahs	137	143

Mexican pesos	74	671

New Turkish liras	1	8

New Zealand dollars	1,113	1,464

Norwegian krone	466	423

Peruvian soles	19	53

South African rands	13	12

Swedish krona	136	149

Swiss francs	159	-

United States dollars	86,820	85,178

Total	$111,131	$109,306

(1)	Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

The Bank may retire its debt earlier than the maturity date. During 2024, the Bank early retired $32 million of its borrowings (2023—$17 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2024, certain new borrowings were swapped into United States dollars at floating rates. Figures 9 and 10 illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long- term borrowing portfolio at December 31, 2024 and 2023.

INFORMATION STATEMENT	34

FIGURE 9: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS(1)

December 31, 2024 and 2023

(1)	Medium- and long-term borrowings only.

Figure 10: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS(1)

December 31, 2024 and 2023

(1)	Medium- and long-term borrowings only.

INFORMATION STATEMENT	35

FINANCIAL RISK MANAGEMENT

Through providing multilateral financing, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); retirement plan risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement and relevant policies approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank’s Risk Management Office reports to the Executive Vice President responsible for asset-liability management, treasury risk, capital adequacy/credit risk, financial controls/operational risk, and socioenvironmental risk respectively. The Asset and Liability Management Committee (ALCO), the Credit Committee (CRCO), and the Operational Risk Management Committee (ORMC), are the forums to consider risk and financial management issues.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank manages credit risk in its loan portfolio through i) its overall lending and investing limitation, ii) a comprehensive CAP (designed to ensure that the Bank always holds sufficient equity given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans instruments, and iv) a policy for the maintenance of a credit loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2024 and 2023 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in Figure 11.

FIGURE 11: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES (1) (2)

December 31, 2024 and 2023

(1)	Data is rounded; detail may not add up due to rounding.
(2)	After consideration of EEA agreements, Credit risk insurance in 2024 and SIDA Guarantee.

Concentration risk is the risk resulting from having a large exposure to a single borrower, if the exposure fell into nonaccrual, would result in risk to the financial health of the Bank. Concentration risk needs to be evaluated both on an individual borrowing country basis and on a collective basis, taking into account correlation when more than one borrowing country is affected by a

INFORMATION STATEMENT	36

common event, such that when combined, the Bank’s exposure to a common risk is significant. Taking into consideration the regional nature of the Bank’s operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio (see Figure 12).

FIGURE 12: CONCENTRATION OF SOVEREIGN-GUARANTEED LENDING EXPOSURE (1) (2) (3)

December 31, 2024 and 2023

(1)	Data is rounded; detail may not add up due to rounding.
(2)	After consideration of EEA agreements, credit risk insurance in 2024 and SIDA Guarantee.
(3)	Measured on a basis of disbursed outstanding balance per borrowing country, aggregated by concentration band.

The Bank has implemented the following measures to address its concentration of credit risk:

Sovereign-Guaranteed Single Borrower Limits: The Bank follows a Board of Executive Directors approved two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank’s credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named “Hard Limit” and “Soft Limit”. All Borrower Member Countries (BMCs) are conditioned by both limits. If during a particular year the “Hard Limit” is surpassed by a BMC, the amount of new loan approvals for the respective BMC for the year subsequent reduce to an amount no greater than the debt repayment scheduled for the subsequent year. If only the “Soft Limit” is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism enables the Bank to accumulate additional resources to offset the impact that exposure beyond the soft limit entails on the Bank’s capital position.

Exposure Exchange Agreement: The Bank reduces its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other Multilateral Development Institutions (MDIs) and executing bilateral transactions under such framework. The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which the MDI has no, or low, exposure, though use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

The Bank executed bilateral EEA transactions with certain other MDIs. The aggregate amount of the EEA transactions remained within the 10% of the Bank’s SG outstanding loan balance, and individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure. In addition, each MDI engaging in EEAs is required to retain at least 50% of each individual exposure after considering all credit protections. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Note D - Developmental assets – loans and guarantees of the financial statements.

INFORMATION STATEMENT	37

As of December 31, 2024, the Bank is the EEA Buyer (receives a financial guarantee from other MDIs) and the EEA Seller (provides a financial guarantee to other MDIs) for the following countries and exposure amounts (in millions):

TABLE 22: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS

December 31, 2024 and 2023

EEA Seller
	As of December 31, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating

Angola	$85	B-	$85	B-

Armenia	118	BB-	118	BB-

Bangladesh	1,385	B+	673	BB-

Bosnia & Herzegovina	99	B+	99	B+

Egypt	830	B-	720	B-

Georgia	97	BB	97	BB

India	630	BBB-	525	BBB-

Indonesia	885	BBB	885	BBB

Jordan	144	BB-	144	B+

Mongolia	107	B+	-	-

Montenegro	116	B+	116	B

Morocco	1,046	BB+	990	BB+

Nigeria	95	B-	95	B-

North Macedonia	130	BB-	130	BB-

Oman	21	BBB-	-	-

Pakistan	1,673	CCC+	977	CCC+

Serbia	195	BBB-	195	BB+

Sri Lanka	48	SD	48	SD

Tanzania	21	B-	-	-

Tunisia	990	B-	990	B-

Turkey	311	BB-	311	B

Uzbekistan	172	BB-	-	-

Vietnam	203	BB+	203	BB+

Total	$9,401		$7,401

EEA Buyer
	As of December 31, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating

Argentina	$1,093	CCC	$903	CCC-

Bolivia	181	CCC+	92	CCC+

Brazil	2,755	BB	1,795	BB

Chile	66	A	66	A

Colombia	1,029	BB+	897	BB+

Costa Rica	43	BB-	43	BB-

Dominican Republic	480	BB	460	BB

Ecuador	1,864	B-	1,306	B-

El Salvador	225	B-	225	B-

Mexico	1,387	BBB	1,207	BBB

Panama	228	BBB-	207	BBB

Trinidad and Tobago	200	BBB-	200	BBB-

Total	$9,551		$7,401

There were no nonaccrual events since the inception of the EEA portfolio on the countries covered by the EEA (as either EEA buyer or seller). The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

Lending Limitation: The Bank’s Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank’s lending capacity is also limited by its financial policies.

Capital Adequacy Policy (CAP)

The Bank’s CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer credit rating and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

INFORMATION STATEMENT	38

Box 5 includes the Bank’s Mandate as approved by its Board of Governors in 2014.

BOX 5: CAPITAL ADEQUACY POLICY MANDATE

“The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a downturn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean.”

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loan portfolios. Specific risk limits in terms of capital requirements for investments and derivatives are included to enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

G20 Capital Adequacy Framework (CAF) Recommendations

The Bank is currently implementing the recommendations contained in the MDB CAF review sponsored by the G20. The CAF Review includes seventeen recommendations, grouped in five categories. The first category deals with risk appetite and financial policy framework; the second category addresses the value of callable capital; the third category calls for financial innovation to increase MDBs’ lending capacity; the fourth category pertains mainly to the interaction with credit rating agencies, and the fifth refers to governance and the use of loan performance data to maximize resource mobilization. Throughout 2024, Management and the Board of Executive Directors have discussed the status and the sequence that the Bank intends to follow to implement all recommendations.

Application to become holder of Special Drawing Rights (SDRs): On February 8, 2023, the Executive Board of the International Monetary Fund (IMF) approved IDB’s application to become a prescribed holder of SDRs, an international reserve asset created by the IMF. Prescribed holders may acquire, hold, and use SDRs in operations with other prescribed holders and participants in the IMF’s SDR Department. Becoming a prescribed holder allows the Bank to hold and negotiate with SDRs and explore options to increase IDB’s lending capacity to contribute to sustainable development in Latin America and the Caribbean. The Bank does not hold SDRs as of December 31, 2024 or 2023.

Callable Capital Report: The Bank issued the Callable Capital of the Inter-American Development Bank report, to provide greater clarity and transparency to the usage of callable capital, a portion of capital subscribed by the IDB shareholders but not paid unless certain conditions are met. The report includes legal aspects, finance and risk factors, and the process through which shareholders could respond to requests for callable capital. The report, which is available on the Bank’s website: https://www.iadb.org/en/news/report-confirms-idbs-callable-capital-valuable, affirms that Callable Capital at the IDB is legally valid and binding and could be activated by Executive Directors.

Historical Default & Loss Rates Report: The Bank published for the first time ever its historical disaggregated loan performance data of its public sector operations since 1959, revealing an average default rate of 0.5% and a low average loss rate of 2.02%. This information has been shared with the Global Emerging Markets Risk Database Consortium (GEMs) to contribute to the pooled MDB statistics. The results are consistent with those produced by the consortium. In accordance with G20 CAF Review recommendations, the IDB will keep the community, and its stakeholders informed by regularly publishing this report with updated information. This report is available on the Bank’s website: https://publications.iadb.org/en/inter-american-development-bank-sovereign-guaranteed-lending-historical-default-loss-rates.

Income Management Model (IMM)

The Bank’s IMM establishes the rules for: i) capital accumulation consistent with the Bank’s CAP; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, loan charges for SG loans, plus 90% of the loan charge income from the Bank’s NSG operations, be sufficient to cover 90% of the Ordinary Capital’s administrative expenses on a three-year-rolling basis. As such, it provides a framework for decisions related to the uses of Ordinary Capital income taking into account the trade-offs associated with various parameters, such as: the level of loan charges; the annual lending capacity and

INFORMATION STATEMENT	39

disbursement programs; the annual level of administrative expenses and administrative budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion, and provides for guiding principles and clear rules to direct equity accumulation to meet its CAP Mandate.

Enhanced Lending Capacity (ELC)

Consistent with the rules of the IMM and the definition of the Sustainable Lending Level (SLL), in 2017 the Board of Executive Directors approved a series of rules to make capital buffers available, if needed, to allow the Bank to increase the SG lending envelope above the SLL in a given year.

When the Bank intends to lend above its SLL, it will need to determine whether enough ELC is available to accommodate increased lending volumes. To deploy the resources available in the ELC, the Board of Governors approved a new lending category called SDL as a permanent lending category of the Bank.

Non-performing Loans: Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in nonaccrual status, and may cause the loan to be declared due and payable. The treatment of non-performing sovereign-guaranteed loans is summarized in Table 23.

TABLE 23: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date

The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with any borrower in the country in question is signed by the Bank and no loan proposal is approved.

120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and to other borrowers guaranteed by the same guarantor, if the guarantor fails to pay the amounts due.

180 days after loan due date

The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectability.

Allowance for credit losses: Since its incorporation, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only six borrowing countries having been placed in nonaccrual status for varying times. The maximum aggregate balance in nonaccrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its

INFORMATION STATEMENT	40

sovereign-guaranteed loans will be repaid. Table 24 displays information related to the countries, the periods of time, and the maximum amounts of sovereign-guaranteed loans that have been placed in nonaccrual status throughout the Bank’s history.

TABLE 24: HISTORICAL DATA OF COUNTRIES IN NONACCRUAL STATUS

As of December 31, 2024

(Amounts expressed in millions of United States dollars)

Country	In Non- Accrual	Out of Non- Accrual(1)	Days	Maximum Outstanding Loan Balances(2)

Panama	29-Mar-88	18-Mar-92	1,450	518

Nicaragua	11-May-88	17-Sep-91	1,224	331

Peru	01-Feb-89	17-Sep-91	958	941

Honduras	01-Nov-89	06-Jul-90	247	619

Suriname	10-Nov-92	23-Dec-92	43	12

Suriname	01-Oct-93	14-Feb-94	136	15

Suriname	13-Dec-00	06-Jun-01	175	29

Venezuela	14-May-18	(3)	2,423	2,011

(1)	Repayment dates.
(2)	Maximum outstanding loan balance as of any given year-end during the period the country was in nonaccrual.
(3)	Continues in nonaccrual as of the date of this Information Statement.

The Bank maintains allowances for credit losses to recognize the expected credit losses over the lifetime of its loans. At December 31, 2024, the Bank has SG and NSG loans individually assessed for credit losses for $2,011 million and $102 million, respectively (2023 – $2,011 million for SG loans and $193 million for NSG loans).

For its loans and guarantees, the Bank determines the nature and extent of its exposure to credit risk upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses for SG loans are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, these sovereign borrowers were placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

For NSG loans and guarantees, the Bank manages and measures credit risk using a classification system that maps on a one to one basis to that of the S&P foreign currency credit rating with a point in time term structure. It also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate probability of default (PD) and loss given default (LGD) for the remaining life of the instrument.

Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading or derivatives counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities. The Bank’s process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each

INFORMATION STATEMENT	41

derivative counterparty and has entered into master netting agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty’s portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank’s exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the “net” mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank’s exposure to the counterparty is considered to be zero.

INFORMATION STATEMENT	42

Table 25 provides details of the estimated current credit exposure on the Bank’s investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2024, the credit exposure amounted to $34,919 million, compared to $31,720 million as of December 31, 2023.

Table 25: CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	December 31, 2024
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Derivative Exposure	Investments and Swaps	% of Total

A1+	$407	$971	$-	$-	$-	$1,378	4.0

A1	-	-	-	-	-	-	-

AAA	9,367	1,691	-	-	-	11,058	31.7

AA	10,526	7,151	1,511	-	64	19,252	55.1

A	1,947	1,010	-	-	30	2,987	8.6

BBB	49	-	-	-	-	49	0.1

BB	191	-	-	-	-	191	0.5

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	4	-	4	-

Total	$22,487	$10,823	$1,511	$4	$94	$34,919	100.0

	December 31, 2023
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Derivative Exposure	Investments and Swaps	% of Total

A1+	$909	$1,031	$92	$-	$-	$2,032	6.4

A1	-	-	-	-	-	-	-

AAA	9,638	1,249	-	-	-	10,887	34.3

AA	7,799	7,066	1,478	-	5	16,348	51.6

A	1,161	838	-	-	-	1,999	6.3

BBB	121	-	-	-	-	121	0.4

BB	228	-	-	-	-	228	0.7

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	101	-	-	4	-	105	0.3

Total	$19,957	$10,184	$1,570	$4	$5	$31,720	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

(2)	Includes assets not currently rated.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management (ALM): The objective of the ALM is to manage the currency composition, maturity profile and interest rate sensitivity of the portfolio of assets and liabilities. The Bank uses derivatives, mostly interest rate and foreign currency swaps, to manage its exposure to interest rate and exchange rate risk by aligning the characteristics of its debt with the assets it is funding. In addition, in seeking to achieve stable net interest income and preserving the economic value of its equity, the Bank uses derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the ALM policy. In 2021, a new model was implemented, by which interest rate swaps are used systematically to modify the characteristics of equity-funded assets to minimize volatility of net interest income.

As of December 31, 2024, interest rate swaps for asset and liability management purposes with a notional amount of $36,769 million (2023—$30,071 million) were outstanding.

INFORMATION STATEMENT	43

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost passthrough formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or economic hedges of related interest rate exposures. The Bank’s policy of setting its lending rate on its SG non-concessional loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on SOFR.

Interest rate sensitivity of the income earned on equity-funded assets is managed through the ALM policy and guidelines, which seek to maintain stability of near-term income while limiting the volatility of the long-term economic value of equity within the Board approved risk appetite. This is achieved by managing the repricing and maturity profile of equity-funded assets through the use of interest rate swaps.

Additionally, the Bank funds and invests its liquidity portfolio at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one-year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

The currency composition of the Bank’s assets and liabilities (after swaps) at the end of 2024 and 2023 was substantially all in United States dollars.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank’s activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk) and the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk). The Bank manages liquidity risk through its liquidity, investment and asset and liability management policies with its respective guidelines. The Bank’s liquidity policy determines a minimum amount of liquidity to be held at all times and is designed to allow the Bank to refrain from borrowing for a significant period, while continuing to meet its own obligations. This liquidity is invested in high quality liquid assets, as prescribed by the investment policy and related guidelines. Finally, the ALM policy limits the amount of debt refinancing within a given period.

Retirement Plan Risk

Retirement plan risk represents the exposure resulting from the Bank’s obligation to fund any increases in the shortfall of its pension and postretirement benefits plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank’s equity is exposed to volatility in the Plans’ funded status. The main risk measure by the Bank related to its Plans is their active risk, which is a proxy for the volatility of the difference in performance of the Plans’ assets and liabilities.

Changes in the value of the Plans’ liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of AA-rated high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans’ demographics, experience, and management’s best estimates of future benefit changes. Changes in the Plans’ assets are also driven by: (i) fluctuations in the market value of the Plans’ Return Strategy assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and infrastructure; and (ii) changes in interest rates, which impact the values of the Plans’ Liability Driven Strategy assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because the investments policy allocates 60% to 65% of the Plans’ assets to Return Strategies, whose values are influenced by factors other than interest rates, the Plans’ assets values are much less sensitive to changes in long-term interest rates than are the values of the Plans’ liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans.

INFORMATION STATEMENT	44

The Risk Appetite for the Retirement Plans Policy, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans’ long-term financial sustainability, and the short-term volatility of the Plans in the Bank’s financial statements. As of December 31, 2024, both metrics were within their respective policy limits.

Environmental and Social Risk Management

Environmental and social risks are understood as those risks arising in financed operations which may result in failure to achieve development effectiveness goals, leaving communities environmentally worse or exacerbation of environmental and social concerns or discriminate against or deprive vulnerable groups of representation. The Bank integrates environmental, social and climate-related risk considerations into policies, guidelines, operational risk management framework and taxonomy, which are modeled after international good practices.

The Bank’s Environmental and Social Policy Framework (ESPF) effective since 2021 consolidates requirements, statement and standards that reflect the positive environmental and social outcomes of IDB-financed projects and minimize the risks and negative impacts to people and the environment. The ESPF also explicitly excludes activities prohibited under national or international law or other legal activities that the IDB will not finance because they could adversely affect people and the environment, and activities that are inconsistent with the IDB’s commitment to addressing climate change and promoting environmental and social sustainability.

The environmental, social, governance and climate change risk management function is performed by two teams: the Environmental and Social Solutions Unit (in the Vice-Presidency for Sectors) and the Environmental and Social Risk Management Unit (in the Office of Risk Management). The latter unit performs a second line risk management mandate by providing oversight of climate change, environmental, social, and governance risks in the Bank’s financed portfolio. It conducts independent quality assurance of impact and risk classifications, of the due diligence process, and of the quality of our environmental and social solutions throughout the project life cycle, with special attention to high-and substantial-risk projects. It also monitors and reports on the Bank’s portfolio exposure to environmental, social, governance and climate change risks focusing on key and emerging risks, risk trends and dynamics, as well as compliance with existing environmental and social safeguards policies.

Climate-related Risks

Climate-related risks are those risks related to the transition to a lower-carbon economy (such as extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change) and risks related to the physical impacts of climate change (such as direct damage to assets due to changes in water availability, sourcing, and quality, significant temperature changes affecting organizations’ assets, infrastructures, operations, supply chain, transport needs, and employee safety). Climate-related risks could have financial and development implications for the Bank’s counterparts, financed-projects, and its corporate operations.

Additionally, the Bank’s Climate Change Risk Management Working Group progressed on improving climate risk management at the entity level, taking as reference the recommendations from the Task Force on Climate-Related Financial Disclosures (TCFD).

Recognizing the importance of managing climate change risks to achieve development impact, the Bank updated its risk taxonomy in 2023 to integrate environmental and climate change, social, and governance risks. The sovereign-guaranteed nature of the Bank’s lending suggests that it will be able to manage most climate change risks in its portfolio by focusing on making the projects consistent with decarbonization and climate-resilience objectives. Nevertheless, the Bank does face residual climate exposures that could potentially pose reputational and credit risks. In fulfilling the mandate to support member countries in addressing their development needs, the Bank may increase its climate-related exposure.

In 2024, management approved a Roadmap to Align Reporting with Climate-Related Disclosures Standards, setting the stage for adopting the International Sustainability Standards Board (ISSB) Standards in the future through a phased-in approach. The proposed roadmap aims: (i) to leverage and adjust existing reporting processes to enable the IDB to disclose climate information-and sustainability-related risks and opportunities to align with leading disclosure and financial reporting standards and better inform stakeholders such as shareholders, rating agencies, investors, and donors; and (ii) to improve disclosure of how climate-and sustainability-related risks are managed at the entity level, in line with other peer MDBs.

Climate Change Risk Management in IDB Corporate Activities

The IDB analyzes and identifies significant climate transition risks and opportunities relevant for our facilities, mobility, and procurement activities. As a result, the Bank is prioritizing (1) reputational risk of missing targets, (2) energy and carbon costs from missing net zero, and (3) cost and execution risk of implementing the net-zero strategy. In the future, the focus will be on addressing these risks and opportunities in the corporate activities.

INFORMATION STATEMENT	45

Human capital

The IDB has more than 3,200 employees, including staff and consultants. Approximately one-third of our employees are posted in Latin America and the Caribbean to foster close cooperation with clients and partners. The IDB is committed to diversity, equity, inclusion and belonging (DEIB) in our operations and in our internal talent management practices. A significant accomplishment was securing the Economic Dividends for Gender Equality (EDGE) Move and Plus Re-Certification. With this achievement, the institution became the first development bank in the Americas and second world-wide to earn this second level of the prestigious distinction, which recognizes our progress in fostering a gender-equitable workplace. Furthermore, in 2023, the Bank delivered its 2023-2028 Diversity, Equity, Inclusion and Belonging (DEIB) Framework, which commits us to increase our ambition in creating a diverse workforce.

The IDB has seen much progress as a result of its policies and practices to promote diversity, equity, and inclusion. Among the highlights is our progress in having women fill mid- and senior-level roles. The IDB also tracks its actions to promote diversity and inclusion in its Impact Framework to capture its efforts to attract a diverse workforce and foster an inclusive work environment. For additional information on these topics, please refer to the Sustainability report 2023 and IDB Impact Framework 2024-2030.

In 2024, the IDB continued implementing its 2023-2028 Diversity, Equity, Inclusion, and Belonging Framework (DEIB). The framework’s accompanying action plan outlines how we strive to (1) provide equitable opportunities and outcomes for all our employees, (2) foster a sense of inclusion among every member of the IDB Group, and (3) recognize and appreciate the contributions of individuals from a variety of backgrounds and experiences.

The Occupational Health and Safety and Human Resources departments conduct ongoing risk assessments. The Health and Safety Committee regularly monitors identified potential risks and reports on accidents, diseases, and hazards. However, assessing and regularly monitoring risk is just one part of the overall process used to control risks as we aim to eliminate the hazard or, if this is not possible, control the risk.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people’s actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank’s objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank’s high standards of business ethics and its established system of internal controls. These are supplemented by the Bank’s disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank’s Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

Management’s report and external auditors’ report on internal control over financial reporting as of December 31, 2024 are included with the financial statements.

IT Strategy and Cybersecurity

The technologies landscape continues to evolve rapidly. Access to technologies, technical devices, a new hybrid work environment, a push for more agility and the emergence of disruptive technologies like cloud computing, generative AI, robotics and automation, have obliged IT departments to move from being a support function that provides and maintains equipment, to a strategic enabler and a real business partner for the institution.

INFORMATION STATEMENT	46

Technology is now instrumental for the performance of the organization. Organizations with high-performing IT departments and a sustainable Digital Transformation Program, have a competitive advantage over their peers and can ultimately provide better results and value for their customers.

In that context, where technologies and digital transformation are game changers, Management’s IT Strategy 2022-2027 approved by the Board of Directors in 2022 aims to create more impacts and results for the IDB and its clients. Increasing the digital fluency of the Bank for better usage of technologies but also better protection, more agility for more efficiency and results, becoming a data-driven institution, incubating new technologies like generative AI, or modernizing and securing our digital landscape.

Currently, two topics continue to gain traction with Management and the Board of Directors: (i) Generative AI. An institutional taskforce is in place, led by the Bank’s IT Department, and focus on safe and ethical usage of generative AI technologies, training and awareness, experimentation, and adoption of those technologies. This approach is allowing the Bank to keep a progressive and modern approach on the usage of advanced technologies, stay ahead but at the same time promote a safe and ethical usage; and (ii) The Bank also continues to invest and leverage past investments in security, remote access, end-point protection, cloud technologies, and operational risks management. The IT Strategy reinforces the need for continuous investments in cybersecurity, with long-term work programs but also quick ad-hoc improvements especially around employee awareness and cyber protection, deployed along the year to improve the Bank’s security posture continuously and proactively.

In this environment, the Bank has experienced an increase in cybersecurity threats, not unlike other financial institutions. Malaware and phishing attacks are effectively mitigated as part of the Bank’s cybersecurity program. To protect the security of its computer systems, software, networks and other technology assets, the Bank, through its Information Resources Security Policy and supporting standards program, has adopted a multilayered approach to cybersecurity risk management to help detect malicious activities within the organization and from external sources. In managing emerging cyber threats, the Bank regularly reviews and adapts its technical and process-level controls and raises the level of user awareness to mitigate the risks. On a periodic basis, the Bank also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises, and mandatory training to staff. In 2024, the Bank’s Information Security Management System was certified in ISO 27001:2022, demonstrating compliance with this international standard in information security.

Data Privacy Risk

With the objective to uphold IDB’s reputation as a trusted partner and meet expectations of its stakeholders, on February 24, 2021, the Board of Executive Directors approved the Personal Data Privacy Policy. This policy defines how IDB will operate the personal data collection process and is intended to develop consistent practices and procedures across the IDB. The policy provides the guiding principles for each IDB institution to establish their own privacy program, which provides for the implementation of administrative, technical, and physical safeguards for personal data processing tailored to their unique mandate and business needs. The policy is now effective for IDB after the adoption of guidelines, procedures, and technology solutions. The achievement of this important milestone is aligned with the approach taken by other multilateral development banks.

INFORMATION STATEMENT	47

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which requires Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies and Estimates

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions

Fair Value of Financial Instruments

The Bank uses fair value as the measurement basis for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for certain disclosures of financial instruments. The trading investment portfolio, borrowings elected under the fair value option and all derivatives are measured at fair value on a recurring basis and changes in fair value of these financial instruments are included in the Statement of Income and Retained Earnings. Details of the Bank’s processes for determining fair value are set out in Note L to the Financial Statements. Also refer to Note B and Note M to the Financial Statements, for additional information.

Estimating fair value requires judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. In determining fair value, the Bank follows the GAAP fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Substantially all of the Bank’s financial assets and financial liabilities carried at fair value are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Level 3 investment, borrowing and swap instruments, if any, are valued using Management’s best estimates utilizing available information including (i) external price providers, or broker/dealer prices, where available; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used, and (ii) discounted cash flow models where market yield curves of other instruments are used as proxies for the instruments’ yield curves, for borrowings and related swaps.

Fair value estimates of instruments using valuation models or other techniques are sensitive to assumptions used for the significant inputs. In periods of extreme market volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process.

Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e., external prices and parameters) and the consistent application of this approach from period to period.

Allowance for developmental assets credit losses

The Bank maintains allowances for credit losses on its developmental assets, undisbursed loan commitments and financial guarantees. The allowance reflects Management’s best estimate of expected credit losses in the total portfolio at the balance sheet date based on the current expected credit loss model. The model incorporates the impacts of past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The process for determining the allowance for credit losses is discussed in Note B and Note G to the Financial Statements.

The Bank’s allowance on the sovereign-guaranteed (SG) portfolio includes consideration of the probability of default of sovereign borrowers, which is primarily based on external credit ratings as of the balance sheet date. Adjustments are made based on past sovereign default events to the Bank, current conditions, and macroeconomic forecasts that may affect a country’s ability to service its obligations to the Bank. For individually assessed loans, key judgements in the discounted cashflow analysis include the full repayment of overdue amounts at the resolution of the nonaccrual event, the expected time a borrower will be in nonaccrual status before returning to performing status, and the discount rates used to compute the present value of the expected repayments.

The Bank has a history of fully collecting on contractually due payments from delinquent SG borrowers and expects that each of its SG loans will be repaid consistent with its historical experience. Accordingly, the allowance for credit losses related to the sovereign-guaranteed portfolio is not expected to be material. The current balance outstanding from SG borrowers in nonaccrual status is the largest in the Bank’s history. In the event that a sovereign borrower does not repay the Bank, or the actual nonaccrual period is significantly longer than expected, the resulting credit losses can be higher than estimated.

INFORMATION STATEMENT	48

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions

Key judgments used in determining the non-sovereign guaranteed (NSG) allowance for credit losses for the collectively assessed loans include borrower risk ratings and transaction specific loss estimates. Borrower risk ratings are converted to point in time term structure probability of default based on various industries, countries, and the state of the credit cycle. Facility-level specific information such as seniority, collateral, industry, guarantees, and jurisdiction are aggregated to develop loss given default estimates. Macroeconomic forecasts are incorporated in the model and can include various scenarios in a reasonable and supportable period, where each scenario represents a different state of the economy. If multiple scenarios are considered, weights are assigned that reflect management’s best estimates of future economic conditions.

For NSG individually assessed loans, including loans in nonaccrual status, the market/collateral values and expected projected cash flows are significant inputs in determining the allowance for credit losses.

Qualitative adjustments, if warranted, are incorporated to address known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainty associated with economic and business conditions.

The process of determining the level of the allowance for credit losses for the NSG portfolio requires a high degree of judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Management believes the risk ratings and loss severities currently in use are appropriate based on information currently available.

Pension and Other Postretirement Benefits

The funded status of the Bank’s benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date, is recognized on the Balance Sheet. Net periodic benefit cost is recognized as part of Administrative expenses in the Statement of Income and Retained Earnings. Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise are recognized in Other comprehensive income. For further details, refer to Note B and Note U to the financial statements.

Benefit assumptions are significant inputs to the actuarial models that measure benefit obligations and related costs. The underlying actuarial assumptions are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes and economic conditions.

The expected long-term return on plan assets represents Management’s best estimate of the expected long-term (20 years or more) forward-looking rates of return of the asset categories employed by the Bank’s benefit plans, weighted by the plans’ investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA-rated U.S. corporate

Changes in the actuarial assumptions will impact future benefit costs and obligations (for example, the discount rate has an inverse relationship with benefit costs and obligations). Actuarial gains and losses occur when actual results are different from expected results.

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bonds within the approved Financial Times Stock Exchange Pension Liability Index, with maturities that correspond to the payment of benefits. For the assumed rate of U.S. inflation, the Bank has established a process by which a range of inputs is reviewed, including 20-year forward looking expert opinion fore-casts, projections from the U.S. Federal Reserve System for 20-year inflation rates, and historical aver-ages for the U.S. Consumer Price Index (CPI).

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ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank’s Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2024, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-4 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

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The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Carlos Eduardo Álvarez Voullième (Chile)	Roberto Izurieta (Ecuador)	Chile and Ecuador

Navita Anganu (Guyana)	Quinton Lightbourne (Bahamas)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago

Roy Alejandro Barreras Cortes (Colombia)	Álex Alonso Contreras Miranda (Peru)	Colombia and Peru

Miguel Braun (Argentina)	Nicolas Camauer (Argentina)	Argentina and Haiti

Eddy Roberto Carpio Sam (Guatemala)	Karen Cis (Honduras)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua

Paulo Guilherme Farah Correa (Brazil)	Marta Viegas (Brazil)	Brazil and Suriname

Adolfo Di Carluccio (Italy)	Frank Fass-Metz (Germany)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland

Mario Alejandro Gaytán González (Mexico)	Ernesto Alejandro Selman Mejía (Dominican Republic)	Dominican Republic and Mexico

Mario Alberto Guillen Suárez (Bolivia)	Santiago Cat Ruprecht (Uruguay)	Bolivia, Paraguay and Uruguay

Takashi Hanajiri (Japan)	Andrew Clark (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom

*	*	United States of America

Caroline Leclerc (Canada)	Francis David Hewitt (Canada)	Canada

Alberto Nadal (Spain)	Christina Anna Koelldorfer (Austria)	Austria, Denmark, Finland, France, Norway, Spain and Sweden

Gustavo Tarre Briceño (Venezuela)	Juan Francisco Alemán (Panama)	Panama and Venezuela

*Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank’s (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and among the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank’s sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank’s policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor’s independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank’s Management and the internal and external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank’s strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank’s evaluation system.

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On October 16, 2024, the Board of Executive Directors approved an amendment (effective January 1, 2025) to the Bank’s Basic Organization that aligns with the Bank’s Institutional Strategy. The Principal Officers section below has been updated to reflect such changes.

Principal Officers: The President is elected by the Board of Governors and is the institution’s chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries and Regional Integration, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Human Resources and Digital Transformation are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

•

The Vice President for Countries and Regional Integration, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries and Regional Integration exercises the authority and performs the functions of the President.

•

The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.

•

The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank’s financial resources and the provision of support services, ensuring effective, efficient performance by financial and administrative staff.

•

The Vice President for Human Resources and Digital Transformation is responsible for managing the Bank’s human resource and information technology assets, ensuring their alignment with the Bank’s highest-level strategic objectives.

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The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Ilan Goldfajn	President

Jordan Schwartz	Executive Vice President

Anabel González	Vice President for Countries and Regional Integration

Ana María Ibañez Londoño	Vice President for Sectors and Knowledge

Gabriel Yorio González	Vice President for Finance and Administration

Beatriz López-Galvis	Vice President for Human Resources and Digital Transformation, a.i.

Eric Parrado Herrera	Chief Economist and Economic Counsellor, Department of Research and Chief Economist

Morgan Doyle	General Manager, Country Department Southern Cone

Miguel Coronado	General Manager, Country Department Andean Group

Tomás Bermúdez	General Manager, Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic

Anton Edmunds	General Manager, Country Department Caribbean Group

Gerardo M. Corrochano	Secretary of the Bank

Yolanda López	Manager, External Affairs and Communications Department, a.i.

John Scott	General Manager and General Counsel, Legal Department

Gustavo De Rosa	General Manager and Chief Financial Officer, Finance Department

Alexandre Meira de Rosa	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness

Diego Murguiondo	General Manager, Budget and Administrative Services Department

Beatriz López-Galvis	General Manager, Human Resources Department

Jean-Michel Baudoin	General Manager and Chief Information Officer, Technology and Transformation Department

Irene Arias Hoffman	General Manager, Office of the Multilateral Investment Fund

Andre Soares	Chief, Office of the Presidency

Alberto Rivera-Fournier	Chief, Office of Ethics

Andrea Repetto Vargas	Director, Independent Consultation and Investigation Mechanism

Amanda Glassman	Executive Advisor, Office of the Presidency

Nestor Roa	Chief Advisor, Office of the Executive Vice President

Tomás Serebrisky	Sector Manager, Infrastructure and Energy Sector

Ferdinando Regalía	Sector Manager, Social Sector

Emilio Pineda	Sector Manager, Institutions for Development Sector

Juan Pablo Bonilla	Sector Manager, Climate Change and Sustainable Development Sector

Fabrizio Opertti	Sector Manager, Productivity, Trade and Innovation Sector, a.i.

Matías Bendersky	Manager, Global Partnerships Office

Avinash Persaud	Special Advisor on Climate Change, Office of the Special Advisor on Climate Change

Diana Rodriguez Franco	Special Advisor on Gender and Diversity, Office of the Special Advisor on Gender and Diversity

Marialisa Motta	Director of the Office of Evaluation and Oversight

Søren Elbech	Chief Risk Officer, Office of Risk Management

Matthew Fowler	Chief, Office of Institutional Integrity

Alan Ryuta Kato	Executive Auditor, Office of the Executive Auditor

*Vacant

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

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Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank’s website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee’s financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank’s website: https://www.iadb.org/en/who-we-are/how-we-are-organized/board-executive-directors sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President and the Audit Committee, has a central role in the IDB’s commitment to integrity through its mandate of investigating information in connection with prohibited practices in IDB financed activities as defined in the Sanctions Procedures, as well as conducting prevention activities designed to identify and manage the risk that prohibited practices or similar misconduct may occur in IDB financed operations. Additionally, OII serves as the Bank’s Compliance Office for Anti-Money Laundering (AML) and Combating the Finance of Terrorism (CFT), AML/CFT, and as an advisory resource in the management of the IDB’s AML/CFT risks. Allegations of corrupt or fraudulent activities involving IDB financed activities may be reported to OII in person, by telephone, e-mail, facsimile, regular mail, or through the anonymous complaint form available on the Bank’s website: https://cuentame.iadb.org/. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors. In December 2021, the Board of Governors appointed Ernst & Young, LLP (EY) as the External Auditors of the Bank for the five-year period 2022-2026, following a competitive bidding process.

Contracted fees for audit services provided to the Bank by EY in connection with the 2024 financial statement and internal control audits amount to $1,336,735. In addition, EY was paid $85,023 during 2024 for services related to bond issuances. EY also provides audit services to trust funds administered by the Bank and to the Bank’s staff retirement benefit plans, for which estimated contract fees related to the 2024 audits are $656,487.

The external auditor may provide certain non-audit related services subject to monetary limits. The total non-audit services fees over the five-year term of the relevant external audit contract shall not exceed 70% of the audit fees over the same period. The fees related to non-audit services provided by EY in 2024 totaled $614,287. Management monitors this limit against an estimated total expected audit fee when approving non-audit services provided by EY.

External Auditors’ Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors’ independence.

The Agreement Establishing the Bank

The Agreement sets forth the Bank’s purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank’s operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

INFORMATION STATEMENT	55

Copies of the Agreement are available for inspection and distribution at the Bank’s office in Washington, D.C. The full text of the Agreement is also available on the Bank’s website https://www.iadb.org/en/who-we-are/how-we-are-organized/legal-department/legal-resource-center

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member i) which discriminates against such debt securities solely because they are issued by the Bank, or ii) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital. For further information, refer to Financial highlights – financial results section.

In April 2020, the Board of Directors approved retroactively the transfer of all assets of the Intermediate Financing Facility Account (IFF) to the GRF, amounting to approximately $51 million, and the termination of the IFF as of January 1, 2020. The interest subsidy payments payable by the IFF were transferred to the GRF upon the transfer of all assets and liabilities from the IFF. The GRF continues making subsidy payments in accordance with the terms and condition set forth in the corresponding loan contracts, until reaching the amount of assets transferred by the IFF to the GRF ($51 million). In addition, GRF has offered to settle all future obligations against a one-time lump-sum payment. This offer was accepted by some clients and already implemented. Any balance from the original IFF resources after satisfying all payment obligations will be kept in the GRF.

In 2023, the Board of Governors approved an expansion of the use of the IDB Grant Facility to finance the Biodiversity and Climate-Linked Mechanism for Ambition (IDB CLIMA) pilot program. This pilot program is an innovative financial approach that rewards borrowers for achieving biodiversity and climate objectives, and it is a first among MDBs. The reward is provided in the form of price incentives, in the amount of 5% of the IDB loan principal up to $50 million. The program will support a maximum of 10 projects, with up to $1 billion in loans from the Bank.

In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 - $140 million). Total grants from the GRF for which a disbursement request has been approved during 2024 amounted to $159 million (2023 - $155 million).

INFORMATION STATEMENT	56

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, and the GRF, the Bank administers funds held in trust on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (which are accounted for as grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2024, the Bank administered resources on behalf of donors of approximately $4,285 million. During 2024, the Bank recognized income of $17 million for the administration and expense reimbursements related to services performed on behalf of these funds.

IDB Lab

The Multilateral Investment Fund or MIF (IDB Lab6) is a fund administered by the Bank. The general purpose of MIF is to promote sustainable development through the private sector by identifying, supporting, testing and piloting new solutions to development challenges and seeking to create opportunities for the poor and vulnerable populations in the regional developing member countries of the Bank and the developing member countries of the Caribbean Development Bank (the CDB).

On March 10, 2024, the Boards of Governors of the IDB and IDB Invest and the Donors Committee of IDB Lab approved the Agreement Establishing the Multilateral Investment Fund IV (MIF IV Agreement) and the Agreement for the Administration of the Multilateral Investment Fund IV (MIF IV Administration Agreement) (collectively, the MIF IV Agreements). The MIF IV pledging process was completed with the total pledged amount of US$203 million with pledges received from 24 borrowing countries and 8 non-borrowing countries in June 2024. MIF IV will enter into force on the date on which donors representing at least 60% of the direct contributions set forth in the MIF IV Agreement have deposited their instruments of acceptance and contribution, currently expected to happen by August 1, 2025.

IDB INVEST

The activities of the Bank are complemented by those of IDB Invest(7). IDB Invest is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 48 member countries are also members of the Bank. The purpose of IDB Invest is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale. The funds of IDB Invest are separate from those of the Bank.

[6]	In October 2018, the Multilateral Investment Fund (MIF) changed its brand from MIF to IDB Lab. This rebranding does not entail a change in its legal name.
(7)	In November 2017, the Inter-American Investment Corporation (IIC) changed its brand from IIC to IDB Invest. This rebranding does not entail a change in its legal name.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	57

INFORMATION STATEMENT - FINANCIAL STATEMENTS	58

MANAGEMENT’S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

February 26, 2025

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has assessed and evaluated the internal control over financial reporting of the Bank’s Ordinary Capital in accordance with accounting principles generally accepted in the United States, using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed and evaluated the effectiveness of the internal control over financial reporting of the Bank’s Ordinary Capital as of December 31, 2024. Based on this assessment, Management believes that the Bank’s Ordinary Capital’s internal control over financial reporting is effective as of December 31, 2024.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

The effectiveness of the Bank’s Ordinary Capital’s internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report, which expresses an unqualified opinion on the effectiveness of the Bank’s Ordinary Capital’s internal control over financial reporting as of December 31, 2024.

Ilan Goldfajn

President

Gabriel Yorio Gonzalez

Vice President for Finance and Administration

Gustavo De Rosa

General Manager and Chief Financial Officer

INFORMATION STATEMENT - FINANCIAL STATEMENTS	59

Report of Independent Auditors

To the Board of Governors of the Inter-American Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the Inter-American Development Bank – Ordinary Capital’s (the Bank’s) internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting at December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”), and our report dated February 26, 2025 expressed an unmodified opinion thereon.

Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of the Bank and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting included in the accompanying Management’s Report Regarding the Effectiveness of Internal Control Over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●

Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

A member firm of Ernst & Young Global Limited

INFORMATION STATEMENT - FINANCIAL STATEMENTS	60

Definition and Inherent Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

February 26, 2025

A member firm of Ernst & Young Global Limited

INFORMATION STATEMENT - FINANCIAL STATEMENTS	61

Report of Independent Auditors

To the Board of Governors of the Inter-American Development Bank

Opinion

We have audited the financial statements of the Inter-American Development Bank – Ordinary Capital (the Bank), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with auditing standards generally accepted in the United States of America, Inter-American Development Bank – Ordinary Capital’s internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2025 expressed an unmodified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Bank and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Bank’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	62

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Bank’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Information Statement of the Inter-American Development Bank – Ordinary Capital at December 31, 2024 but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	63

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedules I-1 through I-4 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

February 26, 2025

INFORMATION STATEMENT - FINANCIAL STATEMENTS	64

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEETS

(Expressed in millions of United States dollars)

	December 31,

	2024		2023

ASSETS

Cash and investments

Cash - Notes M	$836		$996

Investments - Trading - Notes C, L and M	34,826	$35,662	31,715	$32,711

Developmental Assets

Loans outstanding - Notes D, F and M	115,812		116,167

Allowance for credit losses - Note F	(784)		(801)

Deferred loan origination fees and costs, net	78	115,106	72	115,438

Debt securities - Notes E and M

Measured at fair value - Note J	113		104

Measured at amortized cost	519		732

Allowance for credit losses - Note F	(19)	613	(26)	810

Derivative assets, net - Notes K, L, M and T		350		149

Accrued interest and other charges

On loans	1,305		1,395

On others	9	1,314	12	1,407

Other assets

Receivable for investment securities sold	188		171

Property, net - Note H	458		444

Assets under retirement benefit plans - Note U	897		219

Miscellaneous - Note D	780	2,323	670	1,504

Total assets		$155,368		$152,019

LIABILITIES AND EQUITY

Liabilities

Borrowings - Notes I, J, K, L, M and T

Short-term	$3,314		$2,195

Medium- and long-term:

Measured at fair value	81,891		81,082

Measured at amortized cost	26,731	$111,936	25,023	$108,300

Derivative liabilities, net - Notes K, L, M and T		1,347		3,346

Payable for investment securities purchased		155		178

Due to IDB Grant Facility - Note O		136		141

Accrued interest on borrowings at amortized cost		210		220

Undisbursed strategic development programs - Note P		251		214

Other liabilities - Notes D, K and L		943		774

Total liabilities		114,978		113,173

Equity

Capital stock - Note Q

Subscribed (14,170,108 shares)	170,940		170,940

Less callable portion	(164,901)		(164,901)

Additional paid-in capital	5,815		5,815

	11,854		11,854

Receivable from members - Note G	(830)		(813)

Retained earnings - Note R	27,730		26,577

Accumulated other comprehensive income - Note S	1,636	40,390	1,228	38,846

Total liabilities and equity		$155,368		$152,019

The accompanying notes are an integral part of these financial statements.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	65

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

STATEMENTS OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Years ended December 31,

	2024	2023	2022

Interest Income

Interest on developmental assets, after swaps - Notes D, J and K	$6,583	$6,469	$3,474

Interest on investments - Notes K	2,005	1,866	708

Interest on other asset/liability management derivatives - Notes K	(327)	(286)	(12)

	8,261	8,049	4,170

Borrowing Expenses

Interest on Borrowings, after swaps - Notes I, J, K, and L	(6,342)	(6,020)	(2,362)

Other borrowing costs	(17)	(21)	(17)

	(6,359)	(6,041)	(2,379)

Interest income, net of borrowing expenses	1,902	2,008	1,791

Net investments gains (losses)- Notes C and K	6	21	(126)

Provision for developmental assets credit losses- Note F	(7)	(61)	(426)

Non-interest income

Other loan income	115	117	107

Other income	62	72	43

	177	189	150

Non-interest expense

Administrative expenses	(913)	(841)	(963)

Strategic development programs- Note P	(157)	(109)	(109)

	(1,070)	(950)	(1,072)

Operating Income	1,008	1,207	317

Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes J, K and T	281	(101)	1,279

Other components of net pension benefit cost (credit) - Note U	166	213	18

Board of Governors approved transfers - Note O	(159)	(140)	(172)

Net income	1,296	1,179	1,442

Retained earnings, beginning of year	26,577	25,470	24,178

Distributions on behalf of shareholders - Note Y	(143)	(72)	(150)

Retained earnings, end of year	$27,730	$26,577	$25,470

STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Years ended December 31,

	2024	2023	2022

Net income	$1,296	$1,179	$1,442

Other comprehensive income (loss) - Note S

Reclassification to income (loss)- amortization of net actuarial losses and prior service credit on retirement benefit plans - Note U	(17)	(55)	78

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk - Note T	(138)	23	333

Recognition of changes in assets/liabilities under retirement benefit plans - Note U	563	(109)	1,101

Total other comprehensive income (loss)	408	(141)	1,512

Comprehensive income	$1,704	$1,038	$2,954

The accompanying notes are an integral part of these financial statements.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	66

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

STATEMENTS OF CASH FLOWS

(Expressed in millions of United States dollars)

	Years ended December 31,
	2024		2023		2022

Cash flows from developmental and investing activities

Developmental activities:

Loan disbursements	$	(9,004)	$	(11,012)	$	(11,653)

Loan collections		7,602		8,161		6,957

Purchases of debt securities		-		(75)		(325)

Collections of debt securities		152		35		16

Net cash used in developmental activities		(1,250)		(2,891)		(5,005)

Purchases of property, net		(64)		(46)		(55)

Miscellaneous assets and liabilities, net		48		27		119

Net cash used in developmental and investing activities		(1,266)		(2,910)		(4,941)

Cash flows from financing activities

Medium- and long-term borrowings:

Proceeds from issuance		21,381		18,818		16,989

Repayments		(18,759)		(18,514)		(19,453)

Short-term borrowings:

Proceeds from issuance		27,016		17,197		5,531

Repayments		(25,907)		(15,999)		(5,602)

Cash collateral (paid) returned		139		(147)		(270)

Distributions paid on behalf of shareholders		(143)		(77)		(149)

Net cash provided by (used in) financing activities		3,727		1,278		(2,954)

Cash flows from operating activities

Gross purchases of trading investments		(62,373)		(38,502)		(51,359)

Gross proceeds from sale or maturity of trading investments		59,057		38,968		57,934

Developmental assets income collections, after swaps		6,808		6,219		2,947

Interest and other costs of borrowings, after swaps		(6,423)		(5,649)		(1,178)

Income from investments		1,703		1,561		272

Interest on other asset/liability management derivatives		(322)		(178)		11

Other income		75		76		47

Administrative expenses		(828)		(786)		(788)

Transfers to the IDB Grant Facility		(158)		(159)		(138)

Strategic development programs		(120)		(121)		(108)

Net cash provided by (used in) operating activities		(2,581)		1,429		7,640

Effect of exchange rate fluctuations on Cash		(40)		(6)		(30)

Net decrease in Cash		(160)		(209)		(285)

Cash, beginning of year		996		1,205		1,490

Cash, end of year	$	836	$	996	$	1,205

The accompanying notes are an integral part of these financial statements.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	67

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORIGIN

The Inter-American Development Bank (Bank or IDB) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The Bank works to improve lives in Latin America and the Caribbean and its objective is to achieve economic and social development in a sustainable, climate friendly way, primarily by providing loans, concessional lending and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). The GRF’s purpose is to make grants to respond to special circumstances arising in specific countries or with respect to specific projects; as well as to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. These financial statements pertains solely to the Ordinary Capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with generally accepted accounting principles of the United States of America (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

Accounting Developments

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. The ASU enhances segment reporting by requiring additional disclosures, such as significant segment expenses, other segment items, and the title and position of the entity’s chief operating decision maker among others. The ASU also extends all of the new and existing segment disclosure requirements to public entities with a single reportable segment. The ASU became effective for the Bank for the year ended December 31, 2024. The adoption of this ASU had no material impact on the Bank’s financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Topic 220), which requires disaggregated disclosure of income statement expenses for all public business entities. The ASU requires disaggregation of certain expense captions into specified categories within the notes to the financial statements, without changing the current presentation requirements of expenses on the face of the income statement. For the Bank, the ASU is effective for the annual reporting period ending December 31, 2027. The Bank is currently evaluating the impact of this standard on its financial statements.

Cash

Cash includes only demand deposits and cash on hand in United States dollars and local currencies with other financial institutions in various countries. Local currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates.

Currency Accounting

The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below.

Valuation and Recognition of Capital Stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms

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of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank’s capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank’s governing boards and as suggested in the General Counsel’s opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Additional paid-in capital (APIC) of $5,812 million was recognized when all assets and liabilities of the Fund for Special Operations (FSO), an entity established by the Agreement, were transferred to the Bank in January 2017 pursuant to the Board of Governors’ approval. The transfer neither increased the Bank’s capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank’s existing capital stock or voting rights. APIC represents an increase to the value of the members’ existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank’s operations, APIC would be subordinate to the Bank’s paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank’s shareholders based on their respective shares of the FSO net assets transferred.

Maintenance of Value (MOV)

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member’s currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV receivables on member countries’ currency holdings is presented on the Balance Sheet as a reduction of Equity.

Board of Governors Approved Transfers

In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as “Board of Governors approved transfers”, are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Distributions to the shareholders of the Bank that were approved by the Board of Governors for concurrent capital contributions to the Inter-American Investment Corporation (IDB Invest), a separate international organization whose 48 member countries are also members of the Bank, are recorded as deductions from Retained earnings in the Statement of Income and Retained Earnings.

Retained Earnings

Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

Investments

All investment securities and related derivative instruments (mostly interest rate swaps and foreign currency swaps) are designated as a trading portfolio and recorded in accordance with trade-date accounting. The Bank also invests in other short-term investments, such as money market securities, and as a policy, the Bank classifies these money market securities as part of its investment portfolio. All investment securities and derivative instruments are at fair value, with changes in fair value included in Net investments gains (losses) in the Statement of Income and Retained Earnings.

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Repurchase and resale agreements

In a repurchase or repo agreement, the Bank transfers securities to a repo counterparty in exchange for cash, and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements for the management of liquidity in general and as money market instruments for the Bank’s liquid asset investment portfolio.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. Securities received as collateral by the Bank from resale agreements are not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The securities transferred under the repurchase and resale agreements do not meet the accounting criteria for treatment as a sale, as they are subject to the commitment to be repurchased or resold on a future date. As a result, the Bank treats these agreements as collateralized borrowings. The securities transferred in repurchase agreements are retained as assets in the Balance Sheet, while the securities received under resale agreements are not recorded on the Bank’s Balance Sheet. Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk. These agreements are presented on a gross basis on the Balance Sheet. The interest income and expense under resale and repurchase agreements are included in Interest on investments and Interest on Borrowings, after swaps on the Statement of Income and Retained Earnings, respectively. There were no open positions as of December 31, 2024 or 2023.

Developmental assets - Loans

The Bank makes loans to its developing member countries, agencies, or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed (SG) loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Certain SG loans carry highly concessional terms and are only granted to the least developed borrowing members, their agencies or political sub-divisions.

Until December 31, 2022, non-sovereign guaranteed (NSG) loans were originated by IDB Invest and co-financed by the Bank and IDB Invest. Since January 1, 2023, the Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

The Bank makes loans to other development institutions without sovereign guarantee.

Loans are carried at amortized cost on the Balance Sheet. Direct loan origination costs for sovereign-guaranteed loans are deferred and amortized using the interest method over the weighted average life of the applicable loan portfolio. Front-end and other fees on corresponding loans are deferred and amortized based on the contractual terms of the loans on a straight-line basis which approximates the interest method.

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest, or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period.

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Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loan placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Cash payments received on loans placed on nonaccrual status are generally recognized first as interest income before they are applied to loan principal in accordance with the requirements in the loan agreements.

Developmental assets - Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. Since January 1, 2023, the Bank no longer made guarantees without a sovereign counter-guarantee under the Bank’s NSG portfolio. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for expected credit losses related to guarantees outstanding is included in Other liabilities.

The Bank minimizes its SG loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other Multilateral Development Institutions (MDIs), and executing bilateral transactions. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDIs for exposures from borrowing countries in which a MDI is concentrated, to countries in which a MDI has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDI. However, one MDI assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDI (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDI is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month SOFR plus 1.25%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

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The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, on the Balance Sheet. The above-mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the allowance for credit losses associated with the exposures transferred, which are included in Other assets – Miscellaneous and Other-income, respectively.

Developmental assets - Debt securities

The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities classified as held to maturity are reported at amortized cost on the Balance Sheet. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Interest income on debt securities is recognized on an accrual basis and is reported in Interest on developmental assets, after swaps in the Statement of Income and Retained Earnings. The interest component of the changes in fair value of debt securities that are measured at fair value is recorded in Interest on developmental assets, after swaps in the Statement of Income and Retained Earnings. The remaining changes in fair value of these debt securities are reported in Net Fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

The Bank considers a debt security investment to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due, and follows the same nonaccrual policy as NSG loans. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

Credit Losses on Developmental Assets and Related Off-balance-sheet Exposures

Upon the initial recognition of each developmental asset, including loans and debt securities, the Bank records an allowance for expected credit losses in accordance with its current estimate of the collectability risk over the contractual life of such asset. The expected credit loss estimate incorporates the effects of past events, current conditions and reasonable and supportable (R&S) forecasts of future economic conditions. In addition, a liability is recorded for estimated expected credit losses for certain off-balance-sheet exposures, such as undisbursed loan commitments and financial guarantees, over the contractual period in which the Bank is exposed to credit risk via a present contractual obligation to extend credit.

For purposes of determining the allowance and liability for credit losses, developmental assets and credit exposures are divided into two main portfolios: SG and NSG. The amount necessary to adjust the allowance and liability for credit losses at each reporting date to reflect Management’s best estimate is recorded in net income as a credit loss expense or a reversal of a credit loss expense. The Bank elects not to measure an allowance for credit losses for accrued interest receivables, except for SG loans in nonaccrual status (i.e., 180 days past due), as the Bank reverses uncollectible accrued interest in a timely manner following its existing nonaccrual policies.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD) and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

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For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

Sovereign-guaranteed portfolio

The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and R&S forecasted economic data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

Non-sovereign-guaranteed portfolio

The NSG portfolio consists of loans and debt security investments, which are classified in three sectors – corporates, financial institutions, and project finance – for credit monitoring and portfolio management purposes. The Bank’s internal NSG risk rating system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure is developed using S&P models with certain customizations to reflect the Bank’s business. This system relies on a series of sector specific scorecards to determine borrower risk ratings.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the

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country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements, 3 to 10 years for capitalized software, 4 to 7 years for equipment, and 5 years for capitalized vehicles).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes, accepts deposits for borrowing member central banks and official institutions, and enters into repurchase agreements to manage short-term cash flow needs.

A substantial amount of the Bank’s borrowings are carried at fair value on the Balance Sheet. Individual borrowings are elected for fair value reporting on an instrument-by-instrument basis for asset and liability management purposes, and the election is made upon their initial recognition of a borrowing and cannot be revoked once an election is made. The interest component of the changes in fair value of these borrowings is recorded in Interest on Borrowings, after swaps. Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The remaining changes in fair value of these borrowing instruments are reported in Net Fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis).

The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest on Borrowings, after swaps, under Borrowing Expenses in the Statement of Income and Retained Earnings.

Issuance costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issuance costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing Expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis and calculated in a manner that approximates the effective yield method upon issuance of those borrowings. It is reported net of the interest component of borrowing derivatives under Interest on Borrowings, after swaps in the Statement of Income and Retained Earnings.

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Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly interest rate swaps and foreign currency swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the instruments used in these operations to achieve the intended asset and liability management results.

All derivatives are recognized on the Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Flexible Financing Facility (FFF) loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Interest on investments in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Net investments gains (losses). The interest component for interest rate swaps on loans is included in Interest on developmental assets, after swaps. The interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Interest on Borrowings, after swaps, and Interest on other asset/liability management derivatives, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Interest on developmental assets, after swaps, Interest on Borrowings, after swaps, and Interest on other asset/liability management derivatives, respectively, upon termination of a swap or option.

Strategic Development Programs

Strategic Development programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Strategic Development programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Strategic Development programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and Postretirement Benefit Plans

The funded status of the Bank’s benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost, not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss). These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

The service cost component of the net periodic benefit costs is recorded under Administrative expenses in the Statement of Income and Retained Earnings, whereas other components of the net benefit cost such as interest cost, expected return on plan assets, and amortization of prior service costs/credits are recorded under Other components of net pension benefit costs. Gains/losses previously recognized as a component of Other comprehensive income (loss) remain in Accumulated other comprehensive income (loss).

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NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry only the equivalent short-term credit ratings.

Net unrealized losses on trading portfolio instruments held at December 31, 2024 of $30 million (2023 – $62 million; 2022 – $73 million) were included in Net investments gains (losses).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	76

NOTE D – DEVELOPMENTAL ASSETS - LOANS AND GUARANTEES

Loans

The Bank’s loan portfolio includes both SG and NSG loans. Loans outstanding as of December 31, 2024 and 2023 were as follows (in millions):

Developmental Assets		December 31, 2024		December 31, 2023
Loans outstanding	$	115,812	$	116,167
Allowance for credit losses		(784)		(801)
Deferred loan origination fees and costs, net		78		72

Total	$	115,106	$	115,438

Sovereign-guaranteed Loan Portfolio

Currently available products: The Flexible Financing Facility or FFF, effective January 1, 2012, is the financial product platform for approval of all sovereign-guaranteed loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

i.	manage currency, interest rate and other types of exposures;

ii.	address project changing needs by customizing loan repayment terms;

iii.	execute hedges with the Bank at a loan portfolio level;

iv.	manage risk exposures to commodity price volatility through embedded options;

v.	through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule;

vi.	originate, price, and approve loans denominated in Local Currency terms, and;

vii.	manage risk exposure and loan cash flows to catastrophes.

The FFF loans have maturities of up to 25 years, and have an interest rate primarily based on SOFR plus a funding margin, plus the Bank’s lending spread.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum 25 years maturity.

Non-sovereign-guaranteed Loan Portfolio

NSG loans can be denominated in United States dollars or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months based on a SOFR plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Beginning on January 1, 2016 and until December 31, 2022, NSG activities were originated by IDB Invest and largely co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. As of December 31, 2024 and 2023, total NSG co-financed outstanding loans amounted to $2,181 million and $2,715 million, respectively.

Additionally, the Bank (prior to 2016) and IDB Invest mobilize funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while retaining the administration of such loans. From time to time, the Bank may also sell outstanding loans or portions of outstanding loans to other institutions. The Bank’s loan participations meet the applicable sale accounting criteria and are not included in the Bank’s Balance Sheet. As of December 31, 2024, there were $351 million (2023 – $372 million) in outstanding participations in NSG loans.

Loans to IDB Invest

In 1997, the Bank approved a loan to IDB Invest of $300 million. Disbursements under this loan have been denominated in United States dollars and local currencies. As of December 31, 2024, the loan had an outstanding balance of $38 million (2023 - $145 million).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	77

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. Since January 1, 2023, the Bank no longer made guarantees without sovereign counter-guarantee.

Guarantees are regarded as outstanding when the Bank issues the guarantee, and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 to 20 years. As of December 31, 2024, guarantees of $1,472 million (2023 – $802 million) were outstanding and subject to call, and were classified as follows (in millions):

	December 31, 2024			December 31, 2023

	NSG(1)	SG(2)	Total	NSG(1)	SG(2)	Total

a+ to a-	$16	$-	$16	$14	$-	$14

bbb+ to bbb-	-	60	60	-	60	60

bb+ to bb-	51	-	51	49	-	49

b+ to b-	-	1,345	1,345	15	664	679

ccc+ to cc	-	-	-	-	-	-

Total	$67	$1,405	$1,472	$78	$724	$802

(1)	NSG guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to S&P’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of December 31, 2024 , the current carrying amount of the liability for the guarantee obligations totaled $115 million (2023 - $62 million) and is reported under Other liabilities in the Balance Sheet.

Multilateral Development Institutions (MDIs) Exposure Exchange Agreements

The Bank executed EEA transactions with other MDIs as follows (in millions) as of December 31, 2024:

EEAs with MDIs
		Amount
Effective Date		EEA Seller		EEA Buyer	Final Maturity Date

December 2015	$	4,901	$	4,901	December 2030

December 2020		1,000		1,000	December 2035

December 2022		1,500		1,500	December 2037

March 2024		500		650	March 2039

October 2024		1,500		1,500	October 2039

Total	$	9,401	$	9,551

In accordance with the EEA, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure. In addition, each MDI engaging in EEAs is required to retain at least 50% of each individual exposure after considering all credit protections.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	78

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2024 and 2023, the Bank is the EEA Buyer (receives a financial guarantee from other MDIs) and the EEA Seller (provides a financial guarantee to other MDIs) for the following countries and exposure amounts (in millions):

EEA Seller
	As of December 31, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating

Angola	$85	B-	$85	B-

Armenia	118	BB-	118	BB-

Bangladesh	1,385	B+	673	BB-

Bosnia & Herzegovina	99	B+	99	B+

Egypt	830	B-	720	B-

Georgia	97	BB	97	BB

India	630	BBB-	525	BBB-

Indonesia	885	BBB	885	BBB

Jordan	144	BB-	144	B+

Mongolia	107	B+	-	-

Montenegro	116	B+	116	B

Morocco	1,046	BB+	990	BB+

Nigeria	95	B-	95	B-

North Macedonia	130	BB-	130	BB-

Oman	21	BBB-	-	-

Pakistan	1,673	CCC+	977	CCC+

Serbia	195	BBB-	195	BB+

Sri Lanka	48	SD	48	SD

Tanzania	21	B-	-	-

Tunisia	990	B-	990	B-

Turkey	311	BB-	311	B

Uzbekistan	172	BB-	-	-

Vietnam	203	BB+	203	BB+

Total	$9,401		$7,401

EEA Buyer
	As of December 31, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating

Argentina	$1,093	CCC	$903	CCC-

Bolivia	181	CCC+	92	CCC+

Brazil	2,755	BB	1,795	BB

Chile	66	A	66	A

Colombia	1,029	BB+	897	BB+

Costa Rica	43	BB-	43	BB-

Dominican Republic	480	BB	460	BB

Ecuador	1,864	B-	1,306	B-

El Salvador	225	B-	225	B-

Mexico	1,387	BBB	1,207	BBB

Panama	228	BBB-	207	BBB

Trinidad and Tobago	200	BBB-	200	BBB-

Total	$9,551		$7,401

As of December 31, 2024 and 2023, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $577 million as of December 31, 2024 (2023 - $483 million), and are recorded in Other liabilities and Miscellaneous assets in the Balance Sheet, respectively.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	79

Debt securities classified as held to maturity were $500 million and $706 million as of December 31, 2024 and 2023, respectively. The net carrying amount was summarized below (in millions):

		As of December 31, 2024		As of December 31, 2023
Securities measured at amortized cost	$	519	$	732

Allowance for credit losses		(19)		(26)

Net carrying amount	$	500	$	706

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

		December 31, 2024
Segments		Net carrying amount		Fair value (1)	Maturity (in years)

Corporates	$	6	$	7	1 year to 5 years

Financial Institutions		105		107	Within 1 year

		200		208	1 year to 5 years

		48		51	6 years to 10 years

		353		366

Project Finance		141		141	Over 16 years

Total	$	500	$	514

(1) Includes $9 million of accrued interest and $15 million of unrecognized holding losses.
		December 31, 2023
Segments		Net carrying amount		Fair value (1)	Maturity (in years)

Corporates	$	11	$	11	1 year to 5 years

Financial Institutions		130		132	Within 1 year

		360		363	1 year to 5 years

		48		65	6 years to 10 years

		538		560

Project Finance		157		157	Over 16 years

Total	$	706	$	728

(1)	Includes $12 million of accrued interest and $16 million of unrecognized holding losses.

The fair value and net carrying amount of debt securities in the Project Finance segment elected under the fair value option was $113 million as of December 31, 2024 (2023 - $104 million for fair value and net carrying amount), and mature after 11 years through 15 years (2023 – after 11 years through 15 years).

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	80

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of December 31, 2024, approximately 97% of the outstanding developmental assets are sovereign-guaranteed (2023–96%). The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

SG Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of December 31, 2024 was as follows (in millions):

	Credit Rating	Year of origination(1)						As of December 31,
Country		2024	2023	2022	2021	2020	Prior	2024	2023

Argentina	CCC	$1,649	$1,006	$1,627	$520	$1,769	$10,905	$17,476	$16,411

Bahamas	B+	-	160	-	165	260	309	894	893

Barbados	B	100	202	-	130	223	225	880	805

Belize	B-	-	9	3	17	21	110	160	150

Bolivia	CCC+	3	292	74	-	450	3,443	4,262	4,302

Brazil	BB	-	1,267	124	386	2,052	11,163	14,992	15,494

Chile	A	162	68	620	670	377	967	2,864	2,656

Colombia	BB+	-	1,085	500	1,226	1,406	7,364	11,581	12,140

Costa Rica	BB-	-	-	-	465	315	1,686	2,466	2,511

Dominican Republic	BB	-	300	97	363	419	2,983	4,162	4,150

Ecuador	B-	1,000	660	650	936	746	4,717	8,709	7,856

El Salvador	B-	12	30	148	311	300	1,538	2,339	2,318

Guatemala	BB	-	-	-	-	399	1,363	1,762	1,850

Guyana	B-	1	71	130	61	22	567	852	835

Haiti	B-	-	-	-	-	-	-	-	-

Honduras	BB-	26	135	195	171	260	2,425	3,212	3,081

Jamaica	BB-	-	-	100	75	120	1,187	1,482	1,594

Mexico	BBB	700	1,200	510	562	581	10,062	13,615	14,619

Nicaragua	B+	-	-	10	-	78	2,154	2,242	2,295

Panama	BBB-	25	206	229	453	637	2,566	4,116	4,339

Paraguay	BB+	400	-	619	74	418	2,143	3,654	3,240

Peru	BBB-	300	350	8	1,474	124	1,441	3,697	3,474

Suriname	CCC+	150	157	223	-	25	423	978	815

Trinidad and Tobago	BBB-	2	17	-	18	121	493	651	694

Uruguay	BBB+	7	548	40	505	347	2,246	3,693	3,910

Venezuela(2)	SD	-	-	-	-	-	2,011	2,011	2,011

Total		$4,537	$7,763	$5,907	$8,582	$11,470	$74,491	$112,750	$112,443

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of December 31, 2024.

There were no gross write-offs for SG loans for the origination periods presented above during the year ended December 31, 2024.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	81

NSG Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support.

The major factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The sovereign rating may act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s institutions.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	82

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of December 31, 2024, was as follows (in millions):

	Year of origination(2)								As of December 31,

Internal Credit Risk Classification(1)	2024(3)	2023 (3)	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	2024	2023

Corporates aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	-	-	-	-	81

bbb+ to bbb-	-	-	48	-	22	74	-	-	144	87

bb+ to bb-	-	161	138	94	230	80	-	-	703	834

b+ to b-	8	22	5	-	20	149	-	-	204	304

ccc+ to d	-	-	-	-	-	41	-	-	41	134

Subtotal	8	183	191	94	272	344	-	-	1,092	1,440

Financial

Institutions

aa+ to aa-	-	-	-	-	41	96	-	-	137	350

a+ to a-	-	-	78	-	-	90	-	-	168	20

bbb+ to bbb-	-	-	-	-	-	73	-	-	73	85

bb+ to bb-	-	15	60	78	13	104	-	-	270	325

b+ to b-	4	4	7	-	15	2	5	-	37	110

ccc+ to d	-	-	-	-	-	57	-	-	57	28

Subtotal	4	19	145	78	69	422	5	-	742	918

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	8	125	-	-	133	72

bb+ to bb-	-	-	-	-	-	231	-	-	231	516

b+ to b-	-	5	250	112	46	237	-	-	650	485

ccc+ to d	-	-	-	-	93	121	-	-	214	293

Subtotal	-	5	250	112	147	714	-	-	1,228	1,366

Total	$12	$207	$586	$284	$488	$1,480	$5	$-	$3,062	$3,724

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed in 2024 or 2023.

For the year ended December 31, 2024, the Bank wrote off NSG loans that were originated in 2010, and 2020 that amounted to $15 million and $19 million, respectively. For the year ended December 31, 2023, the Bank wrote off NSG loans that were originated in 2011, 2015 and 2019, amounting to $4 million, $58 million and $1 million, respectively.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	83

The credit quality of the developmental assets held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of December 31, 2024, and 2023 was as follows (in millions):

	Year of origination(2)					As of December 31,

Internal Credit Risk Classification(1)	2024	2023 (3)	2022	2021	2020	2024	2023

Corporate saa+ to aa-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-

bb+ to bb-	-	-	-	6	-	6	11

b+ to b-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-

Subtotal	-	-	-	6	-	6	11

Financial

Institutions aa+ to aa-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-

bb+ to bb-	-	50	78	17	170	315	490

b+ to b-	-	22	-	20	1	43	63

ccc+ to d	-	-	-	-	-	-	-

Subtotal	-	72	78	37	171	358	553

Project

Finance aa+ to aa-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-

bb+ to bb-	-	-	155	-	-	155	168

b+ to b-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-

Subtotal	-	-	155	-	-	155	168

Total	$-	$72	$233	$43	$171	$519	$732

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents securities that were approved before December 31, 2022, and purchased in 2023.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of December 31, 2024.

There were no gross write-offs for debt securities for the origination periods presented above during the year ended December 31, 2024.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

SG Loans

As of December 31, 2024, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate amount of principal payments in arrears of $1,210 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $539 million as of December 31, 2024 (2023 - $434 million), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments over an estimated length of nonaccrual period. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	84

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions, such as the length of the nonaccrual period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the years ended December 31, 2024 and 2023 was as follows (in millions):

	2024	2023

Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011

Loans in nonaccrual status as of the end of the period	2,011	2,011

Interest income recognized on cash basis for loans in nonaccrual status	-	-

Loans past due for more than 90 days not in nonaccrual status (1)	-	-

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of December 31, 2024 and 2023.

The aging analysis of loans in the SG portfolio as of December 31, 2024 was as follows (in millions):

	Not greater	91 - 180	Greater than	Total

	than 90 days	days	180 days	past due	Current		Total

Argentina	$-	$-	$-	$-	$17,476		$17,476

Bahamas	-	-	-	-	894		894

Barbados	-	-	-	-	880		880

Belize	-	-	-	-	160		160

Bolivia	-	-	-	-	4,262		4,262

Brazil	-	-	-	-	14,992		14,992

Chile	-	-	-	-	2,864		2,864

Colombia	-	-	-	-	11,581		11,581

Costa Rica	-	-	-	-	2,466		2,466

Dominican Republic	-	-	-	-	4,162		4,162

Ecuador	-	-	-	-	8,709		8,709

El Salvador	-	-	-	-	2,339		2,339

Guatemala	-	-	-	-	1,762		1,762

Guyana	-	-	-	-	852		852

Haiti	-	-	-	-	-		-

Honduras	-	-	-	-	3,212		3,212

Jamaica	-	-	-	-	1,482		1,482

Mexico	-	-	-	-	13,615		13,615

Nicaragua	-	-	-	-	2,242		2,242

Panama	-	-	-	-	4,116		4,116

Paraguay	-	-	-	-	3,654		3,654

Peru	-	-	-	-	3,697		3,697

Suriname	-	-	-	-	978		978

Trinidad and Tobago	-	-	-	-	651		651

Uruguay	-	-	-	-	3,693		3,693

Venezuela	79	3	1,210	1,292	719	(1)	2,011

Total	$79	$3	$1,210	$1,292	$111,458		$112,750

(1)	Represents the principal amount not yet contractually due as of December 31, 2024. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

NSG Loans

As of December 31, 2024, NSG loans 90 or more days past due amounted to $6 million ($27 million at December 31, 2023). NSG loans with outstanding balances of $102 million as of December 31, 2024 were in nonaccrual status ($193 million at December 31, 2023), including $5 million whose maturity was accelerated (December 31, 2023 – $27 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $37 million as of December 31, 2024 (2023 – $94 million; 2022 – $109 million).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	85

The aging analysis of loans in the NSG portfolio as of December 31, 2024 was as follows (in millions):

	Not greater	31 - 60	61 - 90	Greater than	Total

	than 30 days	days	days	90 days	past due	Current	Total

Corporates	$-	$-	$-	$3	$3	$1,089	$1,092

Financial Institutions	-	-	-	-	-	742	742

Project Finance	-	-	-	3	3	1,225	1,228

Total	$-	$-	$-	$6	$6	$3,056	$3,062

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the years ended December 31, 2024 and 2023 was as follows (in millions):

	2024	2023

Loans in nonaccrual status as of the beginning of the period

Corporates	$3	$7

Financial Institutions	22	78

Project Finance	168	78

Total	193	163

Loans in nonaccrual status as of the end of the period

Corporates	3	3

Financial Institutions	1	22

Project Finance	98	168

Total	102	193

Interest income recognized on cash basis for loans in nonaccrual status

Corporates	-	-

Financial Institutions	1	20

Project Finance	4	8

Total	5	28

Loans past due for more than 90 days not in nonaccrual status

Corporates	-	-

Financial Institutions	-	-

Project Finance	-	-

Total	$-	$-

Debt securities

There were no debt securities past due or in nonaccrual status as of December 31, 2024 and 2023.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	86

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

SG Loans and Guarantees

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the years ended December 31, 2024 and 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023

Balance, beginning of year	$104	$49

Provision (credit) for expected credit losses	(20)	55

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$84	$104

Collective allowance for loan commitments and guarantees	2024	2023

Balance, beginning of year	$21	$11

Provision for expected credit losses	2	10

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$23	$21

Individually assessed loans	2024	2023

Balance, beginning of year	$434	$396

Provision for expected credit losses	105	38

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$539	$434

(1)	Includes the allowance for guarantees of $10 million for the year ended December 31, 2024 (2023 - $8 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	December 31, 2024	December 31, 2023

Accrued interest receivable on SG loans outstanding(1) as of	$1,253	$1,333

Accrued interest receivable reversed, for the periods ended	-	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	87

NSG Loans and Guarantees

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the years ended December 31, 2024 and 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023

Balance, beginning of year	$169	$209

Credit for expected credit losses	(45)	(40)

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$124	$169

Collective allowance for loan commitments and guarantees	2024	2023

Balance, beginning of year	$13	$51

Credit for expected credit losses	(5)	(38)

Write-offs	-	-

Recoveries	-	-

Balance, end of year(1)	$8	$13

Individually assessed loans	2024	2023

Balance, beginning of year	$94	$109

Provision (credit) for expected credit losses	(23)	48

Write-offs	(34)	(63)

Recoveries	-	-

Balance, end of year	$37	$94

(1)	Includes the allowance for guarantees of $1 million for the year ended December 31, 2024 and 2023.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	December 31, 2024	December 31, 2023

Accrued interest receivable on NSG loans outstanding (1) as of	$23	$35

Accrued interest receivable reversed (2) for the periods ended	-	3

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the year ended December 31, 2024, and 2023 were as follows (in millions):

	2024	2023

Balance, beginning of year	$26	$38

Provision (credit) for expected credit losses	(7)	(12)

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$19	$26

Accrued interest receivable on debt securities outstanding amounted to $9 million as of December 31, 2024 (2023 - $12 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Modifications for borrowers experiencing financial difficulties

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. The Bank may modify NSG developmental assets when the borrower is experiencing financial difficulties. The effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. Therefore, a change to the allowance for credit losses is generally not recorded upon modification. The modifications and the borrower’s subsequent performance are factored into the estimate of allowance for credit losses by incorporating the modified terms of the loan and by adjusting the credit risk factors as necessary.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	88

As of December 31, 2024 and 2023, the Bank does not have any commitments to lend additional funds to borrowers experiencing financial difficulties with outstanding balances on modified loans.

The following table shows the amortized cost basis of the developmental assets modified to borrowers experiencing financial difficulties for the years ended on December 31, 2024 and 2023 (in millions):

Combination- Other than insignificant payment delay & term extension
Developmental Asset Type: Project Finance
Period end date		Amortized cost basis	% of lending segment	Financial Effect

December 31, 2024	$	-	-

December 31, 2023	$	22	2%	Provided payment delay and term extension resulting in an increase to the weighted average life of the loan of 2.1 years

Other than insignificant payment delay
Developmental Asset Type: Project Finance
Period end date		Amortized cost basis	% of lending segment	Financial Effect

December 31, 2024	$	22	2%	Provided payment delay resulting in an increase to loan weighted average life of 2.25 years

December 31, 2023	$	89	7%	Provided payment delay resulting in an increase to loan weighted average life of 1.6 years

The Bank closely monitors the performance of the developmental assets that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of NSG developmental assets modified in the years ended on December 31, 2024 and 2023 (in millions):

Performance of NSG developmental assets modified
Developmental Asset Type: Project Finance
Period end date	Not greater than 30 days	31-60 days	61-90 days	Greater than 90 days	Total Past Due	Current	Total

December 31, 2024	$-	$-	$-	$-	$-	$22	$22

December 31, 2023	$-	$-	$-	$-	$-	$111	$111

NOTE G – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	89

The composition of the net receivable from members as of December 31, 2024 and 2023, was as follows (in millions):

		December 31, 2024		December 31, 2023

Regional developing members	$	701	$	701

Canada		60		49

Non-regional members, net		69		63

Total receivable from members	$	830	$	813

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding the member’s MOV obligation outstanding with the Ordinary Capital in the amount of $252 million. The Bank and the member country agreed on a payment schedule starting in 2010. As of December 31, 2024 and 2023 the amount outstanding was $217 million.

NOTE H – PROPERTY

At December 31, 2024 and 2023, Property, net consisted of the following (in millions):

	2024	2023

Land, buildings, improvements, capitalized software and equipment at cost	$1,180	$1,116

Less: accumulated depreciation	(722)	(672)

Total	$458	$444

NOTE I – BORROWINGS

Medium- and long-term borrowings at December 31, 2024 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0% to 11.10%, before swaps, and from 4.28% (equivalent to 1 day SOFR plus 4 basis points) to 11.46%, (equivalent to the Brazilian Interbank Deposit Rate, CDI, minus 1 basis point), after swaps, with various maturity dates through 2061.

The Bank also has a short-term borrowing program including the Discount Note Program and the Deposits Program for borrowing member central banks and official institutions. Discount notes are issued in amounts of no less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member central banks and official institutions. At December 31, 2024, the weighted average rate of short-term borrowings was 4.56% (2023 – 5.44%).

Interest on Borrowings, after swaps have been increased (reduced) by the net interest component of related interest rate and foreign currency swap transactions amounting to $2,900 million during 2024 (2023 – $3,257 million; 2022 – $339 million).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	90

As of December 31, 2024 and 2023, the maturity structure of medium- and long-term borrowings outstanding by year of maturity was as follows (in millions):

2024		2023

2025	$18,492	2024	$18,169

2026	19,505	2025	18,693

2027	16,195	2026	19,637

2028	15,161	2027	15,705

2029	19,052	2028	13,229

2030 to 2034	19,624	2029 to 2033	21,811

2035 to 2039	403	2034 to 2038	356

2040 to 2044	1,737	2039 to 2043	1,130

2045 to 2049	-	2044 to 2048	500

2050 to 2061	1,078	2049 to 2061	190

Total	$111,247	Total	$109,420

NOTE J – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all its non-trading financial instruments (i.e., borrowings, developmental assets, and derivatives) in determining its fair value option elections to mitigate income volatility.

The changes in fair value for borrowings and developmental assets elected under the fair value option were recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2024, 2023, and 2022 as follows (in millions):

Statements of Income and Retained Earnings location:	2024	2023	2022

Interest on Borrowings, after swaps	$(2,209)	$(1,651)	$(1,364)

Interest on developmental assets, after swaps	6	6	5

Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,110	(2,986)	8,055

Total changes in fair value included in Net income	$(1,093)	$(4,631)	$6,696

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that was attributable to changes in instrument-specific credit risk for the year ended December 31, 2024 and cumulatively, amounted to a loss of $138 million and of $166 million, respectively (2023 – a gain of $23 million and a loss of $28 million, respectively; 2022 – a gain of $333 million and a loss of $51 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings amounted to a loss of $5 million for the year ended December 31, 2024 (2023 – a loss of $23 million; 2022 – a loss of $10 million).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	91

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2024 and 2023, was as follows (in millions):

	2024		2023

Fair value	$81,891	(1)	$81,082	(1)

Unpaid principal outstanding	84,435		84,296

Fair value over unpaid principal outstanding	$(2,544)		$(3,214)

(1)	Includes accrued interest of $784 million at December 31, 2024 (2023 - $577 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of December 31, 2024 and 2023, was as follows (in millions):

	2024		2023

Fair value	$113	(1)	$104	(1)

Unpaid principal outstanding	122		129

Fair value over unpaid principal outstanding	$(9)		$(25)

(1)	Includes accrued interest of $2 million at December 31, 2024 and 2023.

NOTE K – DERIVATIVES

Risk Management Strategy and Use of Derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank mitigates these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Financial Statements Presentation

All derivative instruments are reported at fair value. The Bank’s derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a net basis. The gross and net information about the Bank’s derivatives subject to the Agreements as of December 31, 2024 and 2023 are presented in the table below. The Bank’s derivative instruments and their related gains and losses are presented in the Balance

INFORMATION STATEMENT - FINANCIAL STATEMENTS	92

Sheet, the Statement of Income and Retained Earnings, the Statement of Comprehensive Income (Loss), and the Statement of Cash Flows, as follows (in millions):

Balance Sheet

Derivatives not

Designated as Hedging		Assets

Instruments	Balance Sheet Location	2024	2023

Gross amount

Currency swaps	Derivative assets, net	$3,615	$2,192

Interest swaps	Derivative assets, net	3,579	3,217

Futures	Derivative assets, net	-	1

Options	Derivative assets, net	-	9

Net Amounts Offset in the Balance Sheet

Financial Instruments		(6,665)	(5,230)

Cash collateral received		(179)	(40)

Net derivatives amounts presented in the Balance Sheet		350	149

Securities collateral received		(237)	(140)

Net derivative exposure		$113	$9

Derivatives not

Designated as Hedging		Liabilities

Instruments	Balance Sheet Location	2024	2023

Gross amount

Currency swaps	Derivative liabilities, net	$(3,097)	$(3,442)

Interest swaps	Derivative liabilities, net	(4,915)	(5,125)

Futures	Derivative liabilities, net	-	-

Options	Derivative liabilities, net	-	(9)

Net Amounts Offset in the Balance Sheet

Financial Instruments		6,665	5,230

Cash collateral pledged		-	-

Net derivatives amounts presented in the Balance Sheet		(1,347)	(3,346)

Securities collateral pledged		-	-

Net derivative exposure (1)		$(1,347)	$(3,346)

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	93

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated	Location of Gain or (Loss)	Years ended December 31,

as Hedging Instruments	from Derivatives	2024	2023	2022
Currency swaps

	Interest on investments	$295	$328	$107

	Net investments gains (losses)	(125)	(148)	164

	Interest on developmental assets, after swaps (1)	387	424	17

	Interest on Borrowings, after swaps	(885)	(954)	(93)

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	976	296	(1,289)

Interest rate swaps

	Income from Investments:

	Interest on investments	388	461	31

	Net investments gains (losses)	(101)	(331)	794

	Interest on developmental assets, after swaps (1)	288	284	4

	Interest on Borrowings, after swaps	(2,015)	(2,303)	(246)

	Interest on other asset/liability management derivatives	(327)	(286)	(13)

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	532	1,823	(3,786)

Futures	Interest on investments	-	1	10

Total		$(587)	$(405)	$(4,300)

(1)	Interest on developmental assets, after swaps has been reduced by $675 million in 2024 (2023 – $708 million; 2022 – $21 million) due to the net interest component of related swap transactions.

Statement of Cash Flows

	Years ended December 31,

Location of inflows (outflows) from Derivatives	2024	2023	2022

Cash flows from lending and investing activities:

Miscellaneous assets and liabilities, net	$14	$45	$49

Cash flows from financing activities:

Medium-and-long term borrowings

Proceeds from issuance	19	28	39

Repayments	(703)	(506)	(580)

Cash flows from operating activities:

Gross purchase of trading investments	(159)	(149)	(118)

Gross proceeds from sale or maturity of trading investments	75	65	1,221

Developmental assets income collections, after swaps	715	664	(89)

Interest and other cost of borrowings, after swaps	(3,202)	(2,492)	692

Income from investments	637	672	(187)

Interest on other asset/liability management derivatives	(322)	(178)	55

Total	$(2,926)	$(1,851)	$1,082

INFORMATION STATEMENT - FINANCIAL STATEMENTS	94

The following tables provide information on the contract value/notional amounts of derivative instruments as of December 31, 2024 and 2023 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

	December 31, 2024
	Currency and interest rate swaps				Futures & Options
Derivative type/Rate type		Receivable	Payable		Underlying contract

Currency and interest rate swaps

Fixed	$	113,607	$54,174	$	-

Floating index rate		61,337	119,832		-

Futures		-	-		69

Options		-	-		-

	December 31, 2023
	Currency and interest rate swaps				Futures & Options
Derivative type/Rate type		Receivable	Payable		Underlying contract

Currency and interest rate swaps

Fixed	$	112,819	$48,656	$	-

Floating index rate		53,741	118,415		-

Futures		-	-		120

Options (1)		-	-		20

(1)	Represents 258,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out Netting Provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of Collateral Agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank’s credit rating was downgraded by one notch from the current AAA credit rating, it would be required to post collateral in the amount of $768 million at December 31, 2024 (2023 - $2,658 million).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	95

NOTE L – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of December 31, 2024 and 2023 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value

INFORMATION STATEMENT - FINANCIAL STATEMENTS	96

measurement. As of December 31, 2024 and 2023, the investment portfolio includes $4 million of securities classified as Level 3. Except for fair value adjustments, there was no other activity associated with Level 3 financial assets and financial liabilities for the period ended December 31, 2024 and 2023. Also, there were no transfers between levels during 2024 or 2023, for securities held at the end of those reporting periods.

Financial assets:

	Fair Value

	Measurements

Assets	December 31, 2024(1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$4,063	$2,123	$1,940	$-

U.S. Government-sponsored enterprises	355	-	355	-

Obligations of non-U.S. governments	3,823	1,947	1,876	-

Obligations of non-U.S. agencies	9,365	-	9,365	-

Obligations of non-U.S. sub-sovereigns	1,662	-	1,662	-

Obligations of supranationals	3,220	-	3,220	-

Bank obligations(2)	10,823	-	10,823	-

Corporate securities	1,511	-	1,511	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	34,826	4,070	30,752	4

Currency and interest rate swaps (3)	529	-	529	-

Developmental assets - debt securities	113	-	113	-

Total	$35,468	$4,070	$31,394	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $179 million of cash collateral received that was netted in Derivative assets, net in the Balance Sheet.

	Fair Value

	Measurements

Assets	December 31, 2023(1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,034	$933	$101	$-

U.S. Government-sponsored enterprises	559	-	559	-

Obligations of non-U.S. governments	3,554	1,161	2,393	-

Obligations of non-U.S. agencies	10,652	-	10,652	-

Obligations of non-U.S. sub-sovereigns	1,496	-	1,496	-

Obligations of supranationals	2,662	-	2,662	-

Bank obligations(2)	10,184	-	10,184	-

Corporate securities	1,570	-	1,570	-

Mortgage-backed securities	-	-	-	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	31,715	2,094	29,617	4

Currency and interest rate swaps (3)	179	-	179	-

Futures	1	1	-	-

Options	9	-	9	-

Developmental assets- debt securities	104	-	104	-

Total	$32,008	$2,095	$29,909	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $40 million of cash collateral received that was netted in Derivative assets, net in the Balance Sheet.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	97

Financial liabilities:

	Fair Value

	Measurements

Liabilities	December 31, 2024(1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$81,891	$-	$81,891	$-

Currency and interest rate swaps	1,347	-	1,347	-

Futures	-	-	-	-

Options	-	-	-	-

Total	$83,238	$-	$83,238	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

	Fair Value

	Measurements

Liabilities	December 31, 2023(1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$81,082	$-	$81,082	$-

Currency and interest rate swaps	3,337	-	3,337	-

Futures	-	-	-	-

Options	9	-	9	-

Total	$84,428	$-	$84,428	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note M – Fair Value of Financial Instruments.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	98

NOTE M – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note L – Fair Value Measurements:

Cash:

The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments:

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees:

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities:

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps:

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings:

The fair values of borrowings are based on discounted cash flow or pricing models.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	99

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of December 31, 2024 and 2023 (in millions):

	2024(1)		2023(1)
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash	$836	$836	$996	$996

Investments - Trading (2)	34,826	34,826	31,715	31,715

Developmental Assets

Loans outstanding, net (3), (5)	116,411	114,864	116,833	115,268

Debt securities

Measured at fair value	113	113	104	104

Measured at amortized cost, net (3), (5)	509	514	718	728

Derivative assets, net	350	350	149	149

Other assets

Miscellaneous (4), (5)	692	525	554	422

Borrowings

Short-term	3,314	3,314	2,195	2,195

Medium- and long-term:

Measured at fair value	81,891	81,891	81,082	81,082

Measured at amortized cost (5)	26,941	26,468	25,243	24,766

Derivative liabilities, net	1,347	1,347	3,346	3,346

Liabilities

Other liabilities (4),(5)	692	525	554	422

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

NOTE N – COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note C - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank’s risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2024, the Bank had received eligible collateral (U.S. Treasuries and cash) of $416 million (2023 – $180 million), as required under its master derivative agreements.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	100

The derivative current credit exposures represent the maximum potential loss, based on the gross fair value of the financial instruments, shown in Note K – Derivatives, without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2024, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were $7,195 million (2023 - $5,420 million).

NOTE O – BOARD OF GOVERNORS APPROVED TRANSFERS

The GRF is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Ordinary Capital income transfers are subject to the requirements of the Agreement and other applicable financial policies. Additionally, the transfers are only considered if necessary to maintain the GRF’s fund balance at $300 million as of January 1 of each year.

In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 - $140 million).

NOTE P – UNDISBURSED STRATEGIC DEVELOPMENT PROGRAMS

The following is a summary of changes in Undisbursed strategic development programs for the years ended December 31, 2024 and 2023 (in millions):

	2024	2023

Undisbursed strategic development programs as of January 1,	$214	$226

Strategic development programs approved	159	115

Cancellations	(2)	(6)

Strategic development programs, net	157	109

Disbursements	(120)	(121)

Undisbursed strategic development programs as of December 31,	$251	$214

NOTE Q – CAPITAL STOCK AND VOTING POWER

Capital stock

There were no changes in subscribed capital during the years ended December 31, 2024, 2023 and 2022.

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

NOTE R – RETAINED EARNINGS

The composition of Retained earnings as of December 31, 2024 and 2023 is as follows (in millions):

	2024	2023

General reserve	$25,065	$23,912

Special reserve	2,665	2,665

Total	$27,730	$26,577

NOTE S – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) is comprised of the effects of the pension and postretirement benefits accounting requirements and changes in instrument specific credit risk for financial

INFORMATION STATEMENT - FINANCIAL STATEMENTS	101

liabilities measured under the fair value option. The following is a summary of changes in Accumulated other comprehensive income (loss) (AOCI) for the years ended December 31, 2024, 2023 and 2022 (in millions):

	Translation Adjustments Allocation
	General Reserve	Special Reserve	Pension Adjustments	Instrument Specific Credit Risk	Total

Balance at January 1, 2022	$1,011	$(100)	$(670)	$(384)	$(143)

Recognition of changes in assets/liabilities under retirement benefit plans:

Prior service cost	-	-	-	-	-

Net actuarial losses	-	-	1,101	-	1,101

Reclassification to income-amortization of:

Prior service cost	-	-	1	-	1

Prior service credit	-	-	(11)	-	(11)

Net actuarial losses	-	-	88	-	88

Cumulative catch-up reclassification to AOCI upon adoption	-	-	-	-	-

Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	333	333

Balance at December 31, 2022	1,011	(100)	509	(51)	1,369

Recognition of changes in assets/liabilities under retirement benefit plans:

Prior service cost	-	-	-	-	-

Net actuarial gains	-	-	(109)	-	(109)

Reclassification to income-amortization of:

Prior service cost	-	-	1	-	1

Prior service credit	-	-	(6)	-	(6)

Net actuarial losses	-	-	(50)	-	(50)

Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	23	23

Balance at December 31, 2023	1,011	(100)	345	(28)	1,228

Recognition of changes in assets/liabilities under retirement benefit plans:

Prior service cost	-	-	-	-	-

Net actuarial gains	-	-	563	-	563

Reclassification to income(1) -amortization of:

Prior service cost	-	-	1	-	1

Prior service credit	-	-	-	-	-

Net actuarial losses	-	-	(18)	-	(18)

Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	(138)	(138)

Balance at December 31, 2024	$1,011	$(100)	$891	$(166)	$1,636

(1)	Included in Other components of net pension benefit cost (credit).

The service cost component of the net periodic benefit costs is reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note U – Pension and Postretirement Benefit Plans for additional information.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	102

NOTE T – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2024, 2023 and 2022 comprise the following (in millions):

	Years ended December 31,

	2024		2023		2022

Fair value adjustments gains (losses):

Borrowings	$(299)	$	(2,235)	$	6,137

Derivatives:

Interest rate and foreign currency swaps on borrowings	475		2,406		(6,569)

Interest rate and foreign currency swaps on loans funded through borrowings	(19)		(630)		1,781

Interest rate swaps on loans funded through equity	143		337		(52)

Fair value adjustments gains (losses)	$300	$	(122)	$	1,297

Foreign currency transaction gains (losses):

Borrowings	$1,462	$	(821)	$	1,915

Derivatives:

Interest rate and foreign currency swaps on borrowings	(1,158)		560		(1,891)

Interest rate and foreign currency swaps on loans funded through borrowings	1,568		(568)		803

Loans	(1,748)		689		(813)

Other (1)	(143)		161		(32)

Foreign currency transaction gains (losses)	(19)		21		(18)

Total	$281	$	(101)	$	1,279

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $(70) million in 2024 (2023 - $126 million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $281 million for the year ended December 31, 2024 (2023 – losses of $101 million; 2022 – gains of $1,279 million). Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE U – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees of the Bank and IDB Invest (the CSRP is reported as part of the SRP), and the Local Retirement Plan (LRP) for national IDB employees in the country offices. The Plans are funded by employee, the Bank (for SRP, LRP and CSRP) and IDB Invest (for SRP and CSRP) contributions in accordance with the provisions of the Plans’ Documents. All Bank and IDB Invest contributions to the Plans are irrevocable and are held in custody and administered separately and apart from the Bank assets, in retirement funds solely for the payment of benefits under the Plans.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	103

The Bank also provides health care, tax reimbursement, and certain other benefits to retired staff. Employees who retire, receive a monthly pension from the Bank or IDB Invest, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank’s health care program based on an established premium schedule. The Bank and IDB Invest contribute the remainder of the actuarially determined contribution of future postretirement benefits under the Postretirement Benefits Plan (PRBP). The Bank also provides retiree life insurance program (RLIP) benefits to retired staff and eligible staff-related beneficiaries. The RLIP is reported as part of the PRBP. While all contributions and other assets and income of the RLIP and the PRBP remain the property of the Bank, they are held in custody and administered separately and apart from the other property and assets of the Bank and IDB Invest solely for the purpose of payment of benefits under the RLIP and the PRBP.

Since both the Bank and IDB Invest participate in the SRP, CSRP and PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank’s share of costs, assets, and obligations of the SRP, CSRP and PRBP; as the Bank is the sole sponsor in the LRP and RLIP, the amounts presented below reflect the full costs, assets, and obligations of the LRP and RLIP.

Obligations and Funded Status

The Bank uses a December 31 measurement date for the Plans and the PRBP (including the RLIP). The following table summarizes the Bank’s change in benefit obligation, change in plan assets, and resulting funded status of the Plans, and the PRBP, as well as the amounts recognized on the Bank’s Balance Sheet as of and for the years ended December 31, 2024, 2023 and 2022 (in millions):

	Pension Benefits			Postretirement Benefits

	2024	2023	2022	2024	2023	2022

Change in benefit obligation

Benefit obligation, beginning of year	$4,928	$4,607	$6,229	$1,904	$1,755	$2,634

Service cost	94	84	165	34	28	49

Interest cost	233	226	172	93	86	71

Net transfers (out of) into the plan	-	-	1	-	1	-

Employer contributions	-	-	-	-	-	-

Plan participants’ contributions	32	30	27	-	-	-

Retiree drug subsidy received	-	-	-	1	1	1

Benefits paid	(214)	(201)	(185)	(67)	(62)	(57)

Net actuarial (gains) losses	(464)	182	(1,802)	(127)	95	(943)

Benefit obligation, end of year	4,609	4,928	4,607	1,838	1,904	1,755

Change in plan assets

Fair value of plan assets, beginning of year	4,894	4,562	5,577	2,157	1,985	2,398

Net transfers (out of) into the plan	-	-	1	-	1	-

Actual return on plan assets	307	440	(917)	140	199	(388)

Employer contribution	65	63	59	30	34	32

Plan participants’ contributions	32	30	27	-	-	-

Benefits paid	(214)	(201)	(185)	(67)	(62)	(57)

Fair value of plan assets, end of year	5,084	4,894	4,562	2,260	2,157	1,985

Funded status, end of year	$475	$(34)	$(45)	$422	$253	$230

Amounts recognized in

Accumulated other comprehensive income consist of:

Net actuarial (gains) losses	$(532)	$(93)	$(180)	$(364)	$(258)	$(330)

Prior service cost (credit)	5	6	8	(1)	(1)	(7)

Net amount recognized	$(527)	$(87)	$(172)	$(365)	$(259)	$(337)

INFORMATION STATEMENT - FINANCIAL STATEMENTS	104

There were no Plans with the projected benefit obligations in excess of fair value of Plans’ assets, as of December 31, 2024. Details on Plans with the projected benefit obligations in excess of fair value of Plans’ assets, as of December 31, 2023 were as follows (in millions):

Pension Benefits

2023

Projected benefit obligation	$4,630

Fair value of Plans’ assets	4,518

Funded status (Underfunded)	$(112)

There were no plans with accumulated benefit obligations or accumulated postretirement benefit obligations in excess of plan assets as of December 31, 2024 and 2023.

The accumulated benefit obligation for the pension Plans, which excludes the effect of future salary increases, was $4,308 million and $4,562 million at December 31, 2024 and 2023, respectively.

Net periodic benefit cost and other changes in Plan assets and benefit obligations for the years ended December 31, 2024, 2023 and 2022 consist of the following components (in millions):

Net Periodic Benefit Cost:

	Pension Benefits			Postretirement Benefits
	2024	2023	2022	2024	2023	2022

Service cost (1)	$94	$84	$165	$34	$28	$49

Interest cost (2)	233	226	172	93	86	71

Expected return on Plan assets (2)	(329)	(327)	(236)	(146)	(143)	(103)

Amortization of: (2)

Prior service cost (credit)	1	1	1	-	(6)	(11)

Net actuarial (gains)/losses	(3)	(18)	78	(15)	(32)	10

Net periodic benefit cost	$(4)	$(34)	$180	$(34)	$(67)	$16

(1)	Included in Administrative expenses.
(2)	Included in Other components of net pension benefit cost.

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive (Income) Loss:

	Pension Benefits			Postretirement Benefits
	2024	2023	2022	2024	2023	2022

Net actuarial (gains) losses	$(442)	$70	$(649)	$(121)	$39	$(452)

Amortization of:

Prior service (cost) credit	(1)	(1)	(1)	-	6	11

Net actuarial gains/(losses)	3	18	(78)	15	32	(10)

Total recognized in Other comprehensive (income) loss	$(440)	$87	$(728)	$(106)	$77	$(451)

Total recognized in net periodic benefit cost and Other comprehensive (income) loss	$(444)	$53	$(548)	$(140)	$10	$(435)

Actuarial Assumptions

The actuarial assumptions used in the Plans’ valuations are based on financial markets, interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income (loss), which exceed 10% of the greater of the benefit obligation or market-related value of Plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 10.4, 9.8 and 10.5 years, respectively. The remaining unrecognized prior service cost period is approximately 5 years and for the unrecognized prior service credit is approximately 1 year.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	105

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used

to determine benefit obligation	Pension Benefits			Postretirement Benefits

at December 31,	2024	2023	2022	2024	2023	2022

Discount rate – SRP	5.50%	4.80%	5.00%

Discount rate – LRP	5.53%	4.82%	5.01%

Discount rate – PRBP				5.53%	4.82%	5.01%

Discount rate- RLIP				5.52%	4.81%	5.00%

Rate of salary increase SRP	4.18%	4.24%	4.26%

Rate of salary increase LRP	5.40%	5.38%	5.41%

Rate of inflation	2.38%	2.42%	2.47%	2.38%	2.42%	2.47%

Weighted-average assumptions used
to determine net periodic

benefit cost for the year	Pension Benefits			Postretirement Benefits

ended December 31,	2024	2023	2022	2024	2023	2022

Discount rate – SRP	4.80%	5.00%	2.78%

Discount rate – LRP	4.82%	5.01%	2.82%

Discount rate – PRBP				4.82%	5.01%	2.83%

Discount rate- RLIP				4.81%	5.00%	2.83%

Expected long-term return on plan assets	6.25%	6.50%	5.00%	6.25%	6.50%	5.00%

Rate of salary increase SRP	4.24%	4.26%	4.59%

Rate of salary increase LRP	5.38%	5.41%	5.83%

Rate of inflation	2.42%	2.47%	2.55%	2.42%	2.47%	2.55%

Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA-rated U.S. corporate bonds within the approved Financial Times Stock Exchange Pension Liability Index, with maturities that correspond to the payment of benefits. For the assumed rate of U.S. inflation, the Bank has established a process by which a range of inputs is reviewed, including 20-year forward looking expert opinion forecasts, projections from the U.S. Federal Reserve System for 20-year inflation rates, and historical averages for the U.S. Consumer Price Index (CPI).

The actuarial gains (losses) for the years ended December 31, 2024 and 2023 of $591 million and $(277) million, respectively, were related to changes in the Plans and PRBP’s benefit obligations that primarily resulted from changes in the discount rate.

The long-term expected rate of return on the Plans’ investments was determined by surveying industry leading external providers’ capital market assumptions (CMAs), mostly using a building-block method. Using CMAs as the base, best estimates of expected future nominal rates of return are assigned for each asset class, including expected excess returns over benchmark indices, and netting out investment expenses. The estimated future nominal returns of the asset classes are combined to produce the Plans’ long-term expected rates of return. The Plans’ strategic asset allocations (target weight to each asset class) are then multiplied by each asset class’s expected future nominal rate of return. Respective volatilities and covariances across asset classes are also incorporated. Then, the Bank’s approved long-term rate of inflation, that is consistent with the long-term horizon for computing expected returns, is deducted from the nominal expected rates of return.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	106

For participants assumed to retire in the U.S., the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2024	2023	2022

Health care cost trend rates assumed for next year:

Medical (non-Medicare)	7.00%	5.50%	4.50%

Medical (Medicare)	7.00%	5.00%	4.50%

Prescription drugs	8.00%	8.00%	7.50%

Dental	4.50%	4.50%	4.50%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):

Medical (non-Medicare)	4.50%	4.50%	4.50%

Medical (Medicare)	3.00%	3.00%	3.00%

Prescription drugs	6.00%	6.00%	6.00%

Dental	4.50%	4.50%	4.50%

Year that the rate reaches the ultimate trend rate:

Medical (non-Medicare)	2029	2027	2023

Medical (Medicare)	2031	2028	2027

Prescription drugs	2028	2027	2026

Dental	2024	2023	2023

For those participants assumed to retire outside of the U.S., a 7% health care cost trend rate was used for 2024 (2023- 7.5%; 2022 –6%) with an ultimate trend rate of 4.5% reached in 2029.

Plans’ Assets

The assets of the Plans and PRBP are managed primarily by external investment managers employed by the Bank who are provided with governing Committee-approved investment guidelines that take into account the Plans’ and PRBP’s investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The Plans’ assets include both main funds within the asset classes approved by the Managing Committee, and their low-risk Stabilization Reserve Funds. The main fund investment policies allocate 60% to 70% with a target of 65% of the Plans’ portfolios to growth-oriented, inflation-hedging assets (the Return Strategies), and 30% to 40% with a target of 35% of assets to nominal and inflation-indexed US fixed income which partially-hedge the interest rate in the liabilities of the Plans and PRPB, and to protect against disinflation (the Liabilities Strategies). The Stabilization Reserve Funds invest in Liabilities Strategies only, specifically short/intermediate term U.S. fixed income.

In 2023, the Pension and Managing Committees of the SRP, LRP and PRBP approved new Investment Policy Statements (IPS). The three new IPS comply with the Bank’s Risk Appetite (RA) and Long-term Funding (LTF) policies. The new IPS Strategic Asset Allocations (SAA) for SRP and PRBP includes the existing asset classes, for LRP includes five new asset classes (Public Real Estate, Public Infrastructure, Private Infrastructure, Tactical Asset Allocation and, High Yield Fixed Income), and eliminate Commodities. Upon IPS approval, the implementation of the new SAAs for SRP and PRBP started in the third quarter of 2023, and for the LRP in the first quarter of 2024, bringing asset classes within the 2023 approved ranges, except for Private Infrastructure in the LRP; which is expected to be fully implemented in 2025. The IPS SAA target allocations as of December 31, 2024, are as follows:

	SRP	LRP	PRBP

U.S. equities	19%	19%	19%

Non - U.S. equities	12%	12%	12%

Emerging markets equities	4%	4%	4%

Public real estate	3%	3%	3%

Long duration diversified fixed income	21%	21%	21%

Core fixed income	4%	4%	4%

High yield fixed income	3%	3%	3%

U.S. inflation-indexed fixed income	10%	10%	10%

Emerging markets fixed income	3%	3%	3%

Private real estate	7%	7%	7%

Public Infrastructure	3%	3%	3%

Private Infrastructure	5%	5%	5%

Tactical Asset Allocation	6%	6%	6%

Short-term fixed income funds	0%	0%	0%

Stabilization Reserve Fund:

Core fixed income	50%	50%	50%

U.S. inflation-indexed fixed income	30%	30%	30%

Cash/Short-term fixed income funds	20%	20%	20%

INFORMATION STATEMENT - FINANCIAL STATEMENTS	107

Investment and asset class risk is monitored, managed and mitigated by continuous oversight of each asset class level and investment manager, regular rebalancing of assets among asset classes, and compliance with the Plans’ investment policies and the Boards of Executive Directors’ Plan-related Policies. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is limited, and subject to specific approval by the Managing Committees of the Plans and PRBP. Investments are generally rebalanced monthly within IPS targets ranges using cash flows and other transactions.

The asset classes in which the Plans and PRBP invest are described below:

●

U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. publicly traded common stocks. Managers of the funds replicate or optimize the all-capitalization (cap) Russell 3000 Index. For the SRP and PRBP only, approximately 50% of U.S. equities assets are actively managed in separate accounts holding individual stocks;

●

Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. developed market publicly traded common stocks. Managers of the funds replicate or optimize the large/mid-cap MSCI WORLD EX-USA Index and/or the large/mid-cap MSCI EAFE Index. For the SRP and PRBP only, approximately 60% of non-U.S. equities assets are actively managed in separate accounts holding individual stocks;

●

Emerging markets equities: For the Plans and PRBP, actively managed commingled funds and/or mutual fund that invest, long-only, in emerging markets publicly traded common stocks. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index;

●

Public real estate: For the SRP, LRP and PRBP only, separate accounts which hold, long-only, publicly traded real estate securities. The accounts are actively managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;

●

Long duration diversified fixed income: For the SRP and PRBP only, long duration fixed income assets are actively managed in separate accounts holding publicly traded individual bonds generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index. For the LRP and CSRP only, actively managed commingled fund and/or mutual fund that invest, long-only, in publicly traded long duration government and credit securities. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index, as well as opportunistic investments in non-index securities;

●

Core fixed income: For the Plans and PRBP, actively managed commingled funds that invest, long-only, in publicly traded intermediate duration government and credit securities. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Aggregate Bond Index, as well as opportunistic investments in non-index securities;

●

High yield fixed income: For the SRP and PRBP only, assets are actively managed in a separate account holding publicly traded individual securities, and for the LRP only, in an actively managed commingled fund. For the three Plans, the investible universe is generally comprised of the securities within the Bloomberg Barclays High Yield 2% Constrained Index, as well as opportunistic investments in publicly traded non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;

●

U.S. inflation-indexed fixed income: For the Plans and PRBP, investment in publicly traded individual U.S. Treasury Inflation Protected Securities in accounts managed internally. For the SRP, PRBP, LRP and CSRP, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation Notes 10+ Years Index. For the SRP, LRP and PRBP Stabilization Reserve Funds, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation TIPS 0-5 Years Index. For the RLIP, replicates or optimizes the Bloomberg Barclays U.S. Inflation Linked Bonds Index;

●

Emerging markets fixed income: For the Plans and PRBP, actively managed commingled funds that invest, long-only, in publicly traded emerging markets fixed income. The funds invest in sovereign and sub-sovereign U.S. dollar- and local-denominated debt. Managers of the funds invest in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index, as well as opportunistic investments in non-index securities.

●

Private real estate: For the Plans and PRBP, open-end commingled funds which invest, long-only, in U.S. real estate properties. The funds are actively managed based upon fundamental characteristics of the properties;

●

Public Infrastructure: For the SRP, LRP and PRBP only, assets are managed in a separate account holding publicly traded individual stocks traded in the U.S. and developed non-U.S. markets; the accounts are actively managed based

INFORMATION STATEMENT - FINANCIAL STATEMENTS	108

upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index. For the CSRP, an enhanced index exchange-traded fund that invests, long-only, in U.S. and developed non-U.S. markets publicly traded common stocks within the infrastructure industries. Manager of the fund select securities, based upon fundamental characteristics, which are generally comprised within the MSCI World Infrastructure Index.

●

Private Infrastructure: For the SRP, LRP and PRBP only, an actively managed, open-end commingled fund which invests, long-only, in U.S. and developed non-U.S. markets private equity within the infrastructure sector.

●

Tactical Asset Allocation: For the SRP, LRP and PRBP only, actively managed commingled funds and mutual fund that invest in U.S. and developed markets equities, fixed income, commodities and currencies, investments could shift due to opportunistic behavior within these markets;

●

Short-term fixed income funds: Commingled funds that invest, long-only, in publicly traded U.S. Government securities with maturities of less than 18 months. Managers of the funds invest in short-term government securities only, which are benchmarked against the Merrill Lynch 3-month Treasury Bill Index.

During 2024, the Board approved the following new stable contribution rates:

	SRP	LRP	CSRP	PRBP	RLIP

Contribution rates	20%	20%	0.5%	10%	0%

The newly approved contribution rates will remain in place as long as the ratio of the Plan’s total assets, including reserves, to its funding liability stays within the range of 90%-110%.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2024 and 2023, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments in funds that do not have a readily determinable fair value are measured at net asset value as a practical expedient and are not classified within the fair value hierarchy.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	109

Plans’ Assets:

Category of Investments	Level 1	Level 2(1)	Level 3	Fair Value Measurements December 31, 2024	Weighted Average Allocations

Equity and equity funds

U.S. equities	$386	$499	$-	$885	17%

Non - U.S. equities	307	221	-	528	10%

Emerging markets equities	92	95	-	187	4%

Public real estate equities	173	-	-	173	3%

Public infrastructure equities	210	-	-	210	4%

Government and diversified fixed income and fixed income funds

Long duration U.S. Government and Agencies fixed income	401	5	-	406	8%

Long duration diversified fixed income	41	490	-	531	10%

Core fixed income	-	411	-	411	8%

Emerging markets fixed income	-	139	-	139	3%

High yield fixed income	-	142	-	142	3%

U.S. inflation-indexed fixed income	577	-	-	577	11%

Tactical asset allocation (2)	183	109	-	292	6%

Short-term fixed income funds	5	230	-	235	5%

Total	$2,375	$2,341	$-	$4,716	92%

Investments measured at net asset value

Private real estate funds				251	5%

Private infrastructure funds				160	3%

Total investments				5,127	100%

Other liabilities (3)				(43)

Total				$5,084

(1)	Investments in this fair value hierarchy level are made through investment vehicles that may include commingled funds.
(2)

The TAA may consist of investment in equities, fixed income, and other alternative investments including currencies and commodities. TAA allocates among asset classes based on the investment managers´ assessment of relative value, with the goal of delivering equity-like returns with lower volatility. Some strategies may employ shorting and/or leverage to achieve investment goals. As of December 31, 2024, the total TAA consisted of approximately 61% in equities, 36% in fixed income, 2% in alternative investment holdings and 1% in cash.

(3)	Mainly payables for investments purchased.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	110

Category of Investments	Level 1	Level 2(1)	Level 3	Fair Value Measurements December 31, 2023	Weighted Average Allocations

Equity and equity funds

U.S. equities	$363	$511	$-	$874	18%

Non - U.S. equities	319	245	-	564	11%

Emerging markets equities	90	85	-	175	3%

Public real estate equities	125	-	-	125	3%

Public infrastructure equities	172	-	-	172	3%

Government and diversified fixed income and fixed income funds

Long duration U.S. Government and Agencies fixed income	373	15	-	388	8%

Long duration diversified fixed income	63	454	-	517	10%

Core fixed income	-	400	-	400	8%

Emerging markets fixed income	-	141	-	141	3%

High yield fixed income	-	92	-	92	2%

U.S. inflation-indexed fixed income	567	-	-	567	11%

Tactical asset allocation (2)	143	134	-	277	6%

Short-term fixed income funds	7	224	-	231	5%

Total	$2,222	$2,301	$-	$4,523	91%

Investments measured at net asset value

Private real estate funds				284	6%

Private infrastructure funds				132	3%

Total investments				4,939	100%

Other liabilities (3)				(45)

Total				$4,894

(1)	Investments in this fair value hierarchy level are made through investment vehicles that may include commingled funds.
(2)

The TAA may consist of investment in equities, fixed income, and other alternative investments including currencies and commodities. TAA allocates among asset classes based on the investment managers´ assessment of relative value, with the goal of delivering equity-like returns with lower volatility. Some strategies may employ shorting and/or leverage to achieve investment goals. As of December 31, 2023, the total TAA consisted of approximately 50% in equities, 49% in fixed income, and 1% in alternative investment holdings.

(3)	Mainly payables for investments purchased.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	111

PRBP Assets:

Category of Investments	Level 1	Level 2(1)	Level 3	Fair Value Measurements December 31, 2024	Weighted Average Allocations

Equity and equity funds

U.S. equities	$192	$231	$-	$423	19%

Non – U.S. equities	136	99	-	235	10%

Emerging markets equities	44	41	-	85	4%

Public real estate equities	79	-	-	79	3%

Public infrastructure equities	90	-	-	90	4%

Government and diversified fixed income and fixed income funds

Long duration U.S. Government and Agencies fixed income	197	3	-	200	9%

Long duration diversified fixed income	-	222	-	222	10%

Core fixed income	-	179	-	179	8%

Emerging markets fixed income	-	62	-	62	3%

High yield fixed income	-	53	-	53	2%

U.S. inflation-indexed fixed income	251	-	-	251	11%

Tactical asset allocation (2)	82	48	-	130	6%

Short-term fixed income funds	76	1	-	77	3%

Total	$1,147	$939	$-	$2,086	92%

Investments measured at net asset value

Private real estate funds				119	5%

Private infrastructure funds				77	3%

Total investments				2,282	100%

Other liabilities (3)				(22)

Total				$2,260

(1)	Investments in this fair value hierarchy level are made through investment vehicles that may include commingled funds.
(2)

The TAA may consist of investment in equities, fixed income, and other alternative investments including currencies and commodities. TAA allocates among asset classes based on the investment managers´ assessment of relative value, with the goal of delivering equity-like returns with lower volatility. Some strategies may employ shorting and/or leverage to achieve investment goals. As of December 31, 2024, the total TAA consisted of approximately 61% in equities, 36% in fixed income, 2% in alternative investment holdings and 1% in cash.

(3)	Mainly payables for investments purchased.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	112

Category of Investments	Level 1	Level 2(1)	Level 3	Fair Value Measurements December 31, 2023	Weighted Average Allocations

Equity and equity funds

U.S. equities	$177	$213	$-	$390	18%

Non – U.S. equities	145	95	-	240	11%

Emerging markets equities	39	39	-	78	3%

Public real estate equities	57	-	-	57	3%

Public infrastructure equities	78	-	-	78	4%

Government and diversified fixed income and fixed income funds

Long duration U.S. Government and Agencies fixed income	180	7	-	187	9%

Long duration diversified fixed income	-	212	-	212	10%

Core fixed income	-	175	-	175	8%

Emerging markets fixed income	-	61	-	61	3%

High yield fixed income	-	43	-	43	2%

U.S. inflation-indexed fixed income	244	-	-	244	11%

Tactical asset allocation (2)	67	66	-	133	6%

Short-term fixed income funds	96	1	-	97	4%

Total	$1,083	$912	$-	$1,995	92%

Investments measured at net asset value

Private real estate funds				119	5%

Private infrastructure funds				68	3%

Total investments				2,182	100%

Other liabilities (3)				(25)

Total				$2,157

(1)	Investments in this fair value hierarchy level are made through investment vehicles that may include commingled funds.
(2)

The TAA may consist of investment in equities, fixed income, and other alternative investments including currencies and commodities. TAA allocates among asset classes based on the investment managers´ assessment of relative value, with the goal of delivering equity-like returns with lower volatility. Some strategies may employ shorting and/or leverage to achieve investment goals. As of December 31, 2023, the total TAA consisted of approximately 50% in equities, 49% in fixed income, and 1% in alternative investment holdings.

(3)	Mainly payables for investments purchased.

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S., real estate and infrastructure individual equity holdings, public infrastructure exchange-traded funds, fixed income, emerging markets equity and tactical asset allocation mutual funds, U.S. Treasury and U.S. Treasury inflation-indexed fixed income securities. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield, municipal fixed income, and commercial mortgage-backed securities. Also included are proprietary investment managers’ commingled funds investing in U.S., non-U.S. developed and emerging markets equities, emerging markets fixed income, core, and long-duration fixed income funds, and/or short-term fixed income investments. These commingled funds are not publicly traded and are measured at fair value based on the net asset value per share, which is determined and published and is the basis for current transactions. Such investments are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers’ funds investing in private real estate and infrastructure do not have readily determinable fair value and are measured at the net asset value as a practical expedient. Such investments are not classified within the fair value hierarchy.

These Investments can be redeemed once per quarter or semi-annually, subject to available cash as determined by the funds’ trustees under normal circumstances. A written withdrawal request Is required 45 or 90 days prior to quarter end. None of these funds have unfunded commitments as of December 31, 2024.

Contributions

Contributions from the Bank to the Plans and PRBP during 2025 are expected to be approximately $67 million and $31 million, respectively. All contributions are made in cash.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	113

Estimated Future Benefit Payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2024.

Year	Plans	PRBP

2025	$227	$69

2026	236	74

2027	245	79

2028	254	83

2029	263	88

2030 - 2034	1,444	503

INFORMATION STATEMENT - FINANCIAL STATEMENTS	114

NOTE V – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,

	2024	2023	2022

Net income	$1,296	$1,179	$1,442

Difference between amounts accrued and amounts paid or collected for:

Developmental assets income	110	(367)	(636)

Income from investments	(338)	(388)	(383)

Other asset/liability management derivatives	5	108	25

Other income	13	4	4

Interest and other costs of borrowings, after swaps	(64)	392	1,201

Administrative expenses, including depreciation	85	55	175

Strategic development programs	37	(12)	1

Transfers to the IDB Grant Facility	1	(19)	34

Net fair value adjustments on non-trading portfolios and foreign currency transactions	(281)	101	(1,279)

Net unrealized losses on trading investments	30	62	73

Other components of net pension benefit costs	(166)	(213)	(18)

Net increase (decrease) in trading investments	(3,316)	466	6,575

Provision for developmental assets credit losses	7	61	426

Net cash provided by (used in) operating activities	$(2,581)	$1,429	$7,640

Supplemental disclosure of noncash activities

Increase (decrease) resulting from exchange rate fluctuations:

Trading investments	$(83)	$44	$(1)

Loans outstanding	(181)	120	(7)

Debt securities	(70)	126	(48)

Borrowings	(305)	260	(30)

Receivable from members, net	17	(7)	18

NOTE W – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank primarily earns income from one operating and reportable segment, its development financing activities. The Bank does not differentiate between the nature of its development financing products or services provided, the preparation process, or the method for providing services among individual countries.

The Bank’s Chief Operating Decision Maker (CODM) is the President. The CODM uses Operating income and Net income to assess the Bank’s financial performance and allocate resources through the annual administrative budget and financial planning processes. The measure of segment assets is reported as total assets on the Balance sheets. As of December 31, 2024, total assets were $155,368 million (2023 - $152,019 million).

The Bank does not have any intra-entity sales or transfers.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	115

The following table (in millions) illustrates information about segment income, significant segment expenses, and segment operating profit or loss for the years ended December 31, 2024, 2023 and 2022:

	Years ended December 31,

	2024	2023	2022

Net interest income

Interest income	$8,261	$8,049	$4,170

Borrowing expenses	(6,359)	(6,041)	(2,379)

Net interest income	1,902	2,008	1,791

Provision for developmental assets credit losses- Note F	(7)	(61)	(426)

Non-interest income (1)	183	210	24

	2,078	2,157	1,389

Non interest expenses

Staff Costs	559	517	599

Other segment expenses (2)	511	433	473

	1,070	950	1,072

Operating Income	1,008	1,207	317

Net fair value adjustments on non-trading portfolios and foreign currency transactions (3)	281	(101)	1,279

Other components of net pension benefit (cost) credit	166	213	18

Board of Governors approved transfers (3)	(159)	(140)	(172)

Net Income	$1,296	$1,179	$1,442

(1)	Non-interest income includes net investment gains (losses), Other loan income, and Other income.
(2)	Other segment expenses include consultant fees, operational travel, other administrative expenses, and strategic development programs expenses.
(3)

Income volatility resulting from the fair value adjustment on non-trading financial instruments and income transfers to IDB Grant Facility are components included in the net income measure used by the CODM to assess the Bank’s financial performance and allocate resources.

For the years 2024, 2023 and 2022, loans made to or guaranteed by countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,

	2024		2023		2022

Argentina	$968		$904		$480

Brazil	1,055		1,047		544

Colombia	534	(1)	471	(1)	381

México	488	(1)	426	(1)	370

Other countries	2,939		2,953		1,738

(1)	Amounts included for comparative purposes since they do not exceed 10% of loan income.

NOTE X – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	116

NOTE Y – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. During the seven-year period ending on December 31, 2022, NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. IDB Invest also executes, services, and monitors the Bank’s NSG loans portfolio.

As part of such reorganization, IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as shareholder capital contributions to be funded through capital distributions by IDB on behalf of its shareholders. These capital distributions were intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These capital distributions were conditional upon annual Board of Governors’ approval, which took into account the continued maintenance of the Bank’s Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In February 2024, the Board of Governors approved an accelerated capital distribution of the remaining $143 million (2023- $72 million) distribution to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Statement of Income and Retained Earnings. The shareholders received additional Capital Stock in IDB Invest as a result of these transactions. All capital distributions related to IDB Invest’s capitalization plan were completed in 2024.

Also, pursuant to such reorganization, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $26 million and $24 million, respectively, for the year ended December 31, 2024 (2023 - $22 million and $28 million, respectively; 2022 – $21 million and $70 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income, and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $17 million and $2 million, respectively, for the year ended December 31, 2024 (2023- $16 million and $2 million, respectively; 2022 – $5 million and $2 million, respectively).

As of December 31, 2024, the Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $237 million with maturities of up to 30 days (2023 – $225 million).

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $83 million as of December 31, 2024 (December 31, 2023 - $66 million), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

In 2024, the Bank entered into another Agreement with Sweden to guarantee up to $250 million of lending exposure to the Governments of Brazil, Argentina and Ecuador for 22 years. The Agreement allows the Bank to increase lending support by up to

INFORMATION STATEMENT - FINANCIAL STATEMENTS	117

$469 million for new projects in Bolivia, Brazil, Colombia, Ecuador, Guyana, Peru, Suriname, or Venezuela (8). During the term of the guarantee, if any sovereign-guaranteed loans by the Governments of Brazil, Argentina and Ecuador were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $250 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. There was no eligible exposure under this guarantee as of December 31, 2024, and there was no nonaccrual events associated with loans made to or guaranteed by Brazil, Argentina, or Ecuador.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE Z – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2025, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s financial statements as of and for the year ended December 31, 2024.

(8)	Refer to the Past Due, Nonaccrual and Individually Assessed Loans section in Note F – Credit Risk from Developmental Assets and Related Off-Balance-Sheet Exposures.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	118

SCHEDULE I-1(1)

SCHEDULE OF LOANS

December 31, 2024 and 2023

(Expressed in millions of United States dollars)

Member in	Outstanding balance 2024					Undisbursed portion
whose						of approved loans

territory		Concessional	Total	Non-				Outstanding

loans have	Sovereign-	Sovereign-	Sovereign-	Sovereign-				balance

been made	guaranteed	guaranteed	guaranteed	guaranteed	Total	Total	Signed	2023

Argentina	$17,381	$-	$17,381	$153	$17,534	$5,489	$4,999	$16,569

Bahamas	894	-	894	-	894	230	150	893

Barbados	880	-	880	-	880	179	139	805

Belize	160	-	160	-	160	81	81	150

Bolivia	3,220	1,042	4,262	2	4,264	1,393	1,358	4,303

Brazil	14,992	-	14,992	804	15,796	7,035	4,220	16,562

Chile	2,864	-	2,864	107	2,971	1,059	873	2,760

Colombia	11,581	-	11,581	226	11,807	1,445	883	12,416

Costa Rica	2,466	-	2,466	57	2,523	642	492	2,571

Dominican Republic	4,114	48	4,162	-	4,162	1,810	1,230	4,167

Ecuador	8,628	80	8,708	209	8,917	1,323	790	8,106

El Salvador	2,259	81	2,340	96	2,436	1,314	919	2,421

Guatemala	1,591	171	1,762	111	1,873	697	297	1,982

Guyana	423	429	852	-	852	264	264	835

Honduras	1,637	1,574	3,211	2	3,213	591	539	3,081

Jamaica	1,482	-	1,482	-	1,482	70	70	1,594

Mexico	13,615	-	13,615	153	13,768	600	-	14,813

Nicaragua	867	1,376	2,243	1	2,244	36	36	2,299

Panama	4,116	-	4,116	85	4,201	1,376	1,056	4,440

Paraguay	3,506	149	3,655	44	3,699	1,503	1,088	3,300

Peru	3,696	1	3,697	228	3,925	2,998	2,410	3,666

Suriname	974	4	978	-	978	437	327	815

Trinidad and Tobago	650	-	650	1	651	133	133	732

Uruguay	3,656	-	3,656	289	3,945	750	482	4,184

Venezuela	2,011	-	2,011	-	2,011	-	-	2,011

Regional	132	-	132	494	626	637	637	692

Total 2024	$107,795	$4,955	$112,750	$3,062	$115,812	$32,092	$23,473

Total 2023	$107,472	$4,971	$112,443	$3,724	$116,167	$30,369	$22,194	$116,167

(1)

This table excludes outstanding participated non-sovereign-guaranteed loans of $351 million at December 31, 2024 (2023 - $372 million). This table also excludes guarantees outstanding of $1,472 million at December 31, 2024 (2023 - $802 million).

INFORMATION STATEMENT - FINANCIAL STATEMENTS	119

SCHEDULE I-2(1)

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE AND MATURITY STRUCTURE

December 31, 2024

(Expressed in millions of United States dollars)

		Weighted (5)

		average	Average

		rate	maturity

Currency/Rate type	Amount	(%)	(years)

United States dollars
Fixed-base cost	$33,922	3.68	6.09
Adjustable	650	5.34	4.88
Floating index rate (2), (3)	61,981	5.98	8.15
Fixed-rate Concessional	4,936	0.83	22.83

Total United States dollars	101,489	4.96	8.11

Others
Fixed-base cost	11,675	2.89	4.96
Adjustable	2,600	11.09	5.87
Fixed-rate Concessional	48	2.00	5.38

Total Others	14,323	4.37	5.12

Loans outstanding
Fixed-base cost	45,597	3.48	5.80
Adjustable	3,250	9.94	5.67
Floating index rate	61,981	5.98	8.08
Fixed-rate Concessional (5)	4,984	0.84	22.66
Total Loans Outstanding	$115,812	4.89	7.74

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2024

(Expressed in millions of United States dollars)

	Fixed-base	Floating index	Fixed-rate
Year of maturity	cost (4)	rate(2),(3)	concessional (6)	Total

2025	$6,318	$4,891	$121	$11,330

2026	3,672	3,870	119	7,661

2027	4,431	4,381	115	8,927

2028	5,422	4,961	111	10,494

2029	4,110	5,085	106	9,301

2030 to 2034	13,603	20,403	455	34,461

2035 to 2039	6,049	14,086	365	20,500

2040 to 2044	1,886	6,565	254	8,705

2045 to 2049	106	988	484	1,578

2050 to 2054	-	1	1,342	1,343

2055 to 2059	-	-	1,072	1,072

2060 to 2064	-	-	440	440

Total	$45,597	$65,231	$4,984	$115,812

Average maturity (years)	5.80	7.96	22.66	7.74

(1)	Information presented before currency and interest rate swaps.
(2)	Refers to SOFR index, as applicable.
(3)	Includes adjustable loans.
(4)	Includes a total of $1,055 million in fixed rate loans.
(5)	The weighted average rate of the total portfolio, after swaps, was 5.23%.
(6)	Includes $30 million of loans to other development institutions.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	120

SCHEDULE I-2(1)

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE

December 31, 2023

(Expressed in millions of United States dollars)

		Weighted (5)
		average	Average
		rate	maturity
Currency/Rate type	Amount	(%)	(years)

United States dollars
Fixed-base cost	$32,870	3.57	6.26
Adjustable	753	4.72	5.15
Floating index rate (2), (3)	63,875	6.69	8.25
Fixed-rate Concessional	4,946	0.87	22.98

Total United States dollars	102,444	5.25	8.30

Others
Fixed-base cost	10,853	1.99	4.84
Adjustable	2,813	13.01	6.52
Fixed-rate Concessional	57	2.00	5.51

Total Others	13,723	4.25	5.18

Loans outstanding
Fixed-base cost	43,723	3.18	5.90
Adjustable	3,566	11.26	6.23
Floating index rate	63,875	6.69	8.25
Fixed-rate Concessional (5)	5,003	0.89	22.79

Total Loans Outstanding	$116,167	5.26	7.93

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2023

(Expressed in millions of United States dollars)

	Fixed-base	Floating Index	Fixed-rate

Year of maturity	cost (4)	rate(2),(3)	concessional (6)	Total

2024	$3,892	$4,714	$125	$8,731

2025	5,778	4,320	122	10,220

2026	3,335	4,281	119	7,735

2027	4,012	4,646	115	8,773

2028	5,106	5,083	111	10,300

2029 to 2033	14,476	20,966	482	35,924

2034 to 2038	5,394	15,094	376	20,864

2039 to 2043	1,542	7,171	286	8,999

2044 to 2048	189	1,163	266	1,618

2049 to 2053	-	2	1,318	1,320

2054 to 2058	-	-	1,232	1,232

2059 to 2063	-	-	451	451

Total	$43,724	$67,440	$5,003	$116,167

Average maturity (years)	5.90	8.25	22.79	7.93

(1)	Information presented before currency and interest rate swaps.
(2)	Refers to LIBOR/SOFR index, as applicable.
(3)	Includes adjustable loans.
(4)	Includes a total of $1,065 million in fixed rate loans.
(5)	The weighted average rate of the total portfolio, after swaps, was 5.80%.
(6)	Includes $31 million of loans to other development institutions.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	121

SCHEDULE I-3

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2024 and 2023

(Expressed in millions of United States dollars)(1)

		Paid-in	Callable
	Subscribed	portion of	portion	Additional
	voting	subscribed	of subscribed	paid-in	Total	Total
Members	shares	capital	capital	capital(2)	2024	2023

Argentina	1,609,442	$672.9	$18,742.5	$303.3	$19,718.7	$19,718.7

Austria	22,630	9.6	263.4	11.2	284.2	284.2

Bahamas	29,548	15.1	341.4	6.0	362.5	362.5

Barbados	19,306	8.1	224.8	1.1	234.0	234.0

Belgium	46,545	19.8	541.7	23.6	585.1	585.1

Belize	16,516	9.3	189.9	4.1	203.3	203.3

Bolivia	129,293	54.0	1,505.7	28.6	1,588.3	1,588.3

Brazil	1,609,442	672.9	18,742.5	325.5	19,740.9	19,740.9

Canada	567,039	241.7	6,598.8	185.8	7,026.3	7,026.3

Chile	441,995	184.8	5,147.2	94.0	5,425.9	5,425.9

China	424	0.2	5.0	123.9	129.1	129.1

Colombia	441,995	184.8	5,147.2	91.0	5,423.0	5,423.0

Costa Rica	64,684	27.0	753.3	13.8	794.1	794.1

Croatia	6,895	2.9	80.2	3.5	86.7	86.7

Denmark	24,061	10.3	280.0	11.1	301.4	301.4

Dominican Republic	86,317	36.1	1,005.2	20.0	1,061.3	1,061.3

Ecuador	86,090	36.0	1,002.5	18.0	1,056.6	1,056.6

El Salvador	64,514	27.0	751.3	12.8	791.0	791.0

Finland	22,630	9.6	263.4	10.6	283.6	283.6

France	268,659	114.5	3,126.4	123.3	3,364.2	3,364.2

Germany	268,659	114.5	3,126.4	127.8	3,368.7	3,368.7

Guatemala	81,728	34.7	951.2	19.3	1,005.2	1,005.2

Guyana	22,768	10.5	264.1	4.7	279.4	279.4

Haiti	64,514	27.0	751.3	12.9	791.2	791.2

Honduras	64,684	27.0	753.3	15.5	795.8	795.8

Israel	22,315	9.5	259.7	9.1	278.3	278.3

Italy	278,459	117.4	3,241.8	121.0	3,480.1	3,480.1

Jamaica	81,728	34.7	951.2	17.0	1,003.0	1,003.0

Japan	708,831	302.1	8,248.8	326.6	8,877.5	8,877.5

Korea, Republic of	424	0.2	5.0	1.0	6.1	6.1

Mexico	1,034,609	432.6	12,048.4	197.4	12,678.4	12,678.4

Netherlands	28,207	14.6	325.6	18.6	358.9	358.9

Nicaragua	64,514	27.0	751.3	14.2	792.4	792.4

Norway	24,061	10.3	280.0	10.9	301.1	301.1

Panama	64,514	27.0	751.3	14.9	793.1	793.1

Paraguay	64,514	27.0	751.3	16.6	794.9	794.9

Peru	215,445	90.1	2,508.9	47.3	2,646.3	2,646.3

Portugal	7,667	3.2	89.2	4.4	96.9	96.9

Slovenia	4,214	1.8	49.0	1.9	52.8	52.8

Spain	278,460	117.4	3,241.8	120.0	3,479.2	3,479.2

Suriname	12,524	7.2	143.8	3.4	154.5	154.5

Sweden	46,257	19.7	538.3	22.7	580.7	580.7

Switzerland	66,705	28.4	776.3	37.5	842.2	842.1

Trinidad and Tobago	61,244	26.0	712.8	12.5	751.4	751.4

United Kingdom	136,461	58.1	1,588.0	98.6	1,744.8	1,744.8

United States	4,253,664	1,813.1	49,500.7	2,923.3	54,237.1	54,237.1

Uruguay	172,646	72.2	2,010.5	33.2	2,115.9	2,115.9

Venezuela	482,267	249.3	5,568.5	171.0	5,988.8	5,988.8

Total 2024	14,170,108	$6,039	$164,901	$5,815	$176,755

Total 2023	14,170,108	$6,039	$164,901	$5,815		$176,755

(1)	Data are rounded, detail may not add up to total because of rounding.
(2)	Does not affect voting power. Refer to Note Q for additional information.

INFORMATION STATEMENT - FINANCIAL STATEMENTS	122

SCHEDULE I-4

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2024

			% of total

	Subscribed	Number	number of

Member countries	voting shares	of votes	votes(1)

Regional developing members

Argentina	1,609,442	1,609,577	11.354

Bahamas	29,548	29,683	0.209

Barbados	19,306	19,441	0.137

Belize	16,516	16,651	0.117

Bolivia	129,293	129,428	0.913

Brazil	1,609,442	1,609,577	11.354

Chile	441,995	442,130	3.119

Colombia	441,995	442,130	3.119

Costa Rica	64,684	64,819	0.457

Dominican Republic	86,317	86,452	0.610

Ecuador	86,090	86,225	0.608

El Salvador	64,514	64,649	0.456

Guatemala	81,728	81,863	0.577

Guyana	22,768	22,903	0.162

Haiti	64,514	64,649	0.456

Honduras	64,684	64,819	0.457

Jamaica	81,728	81,863	0.577

Mexico	1,034,609	1,034,744	7.299

Nicaragua	64,514	64,649	0.456

Panama	64,514	64,649	0.456

Paraguay	64,514	64,649	0.456

Peru	215,445	215,580	1.521

Suriname	12,524	12,659	0.089

Trinidad and Tobago	61,244	61,379	0.433

Uruguay	172,646	172,781	1.219

Venezuela	482,267	482,402	3.403

Total regional developing members	7,086,841	7,090,351	50.015

Canada	567,039	567,174	4.001

United States	4,253,664	4,253,799	30.006

Non-regional members

Austria	22,630	22,765	0.161

Belgium	46,545	46,680	0.329

China	424	559	0.004

Croatia	6,895	7,030	0.050

Denmark	24,061	24,196	0.171

Finland	22,630	22,765	0.161

France	268,659	268,794	1.896

Germany	268,659	268,794	1.896

Israel	22,315	22,450	0.158

Italy	278,459	278,594	1.965

Japan	708,831	708,966	5.001

Korea, Republic of	424	559	0.004

Netherlands	28,207	28,342	0.200

Norway	24,061	24,196	0.171

Portugal	7,667	7,802	0.055

Slovenia	4,214	4,349	0.031

Spain	278,460	278,595	1.965

Sweden	46,257	46,392	0.327

Switzerland	66,705	66,840	0.471

United Kingdom	136,461	136,596	0.964

Total non-regional members	2,262,564	2,265,264	15.979

Grand total	14,170,108	14,176,588	100.000

(1)	Data are rounded; detail may not add to total because of rounding.